Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ZS Pharma, Inc.

at

$90.00 Net Per Share

by

Zanzibar Acquisition Corp.

a wholly owned subsidiary of

Zeneca, Inc.

and

AstraZeneca PLC

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON DECEMBER 16, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER (AS AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”), DATED AS OF NOVEMBER 5, 2015, AMONG ZS PHARMA, INC., A DELAWARE CORPORATION (“ZS PHARMA”), ZENECA, INC., A DELAWARE CORPORATION (“PARENT”), AND ZANZIBAR ACQUISITION CORP., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO PURCHASE ALL OF THE SHARES OF COMMON STOCK (THE “SHARES”), PAR VALUE $0.001 PER SHARE, OF ZS PHARMA FOR $90.00 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST AND LESS ANY REQUIRED WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

THE BOARD OF DIRECTORS OF ZS PHARMA HAS DULY AND UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, ZS PHARMA AND ITS STOCKHOLDERS, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, (III) RESOLVED THAT THE MERGER AGREEMENT SHALL BE SUBJECT TO SECTION 251(H) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”) PROVIDING FOR CONSUMMATION OF THE MERGER WITHOUT A MEETING OF THE ZS PHARMA STOCKHOLDERS, AND (IV) RECOMMENDED THAT THE ZS PHARMA STOCKHOLDERS TENDER ALL OF THEIR RESPECTIVE SHARES INTO THE OFFER ZS PHARMA HAS BEEN ADVISED THAT ALL OF ITS DIRECTORS AND EXECUTIVE OFFICERS INTEND TO TENDER ALL OF THEIR TRANSFERABLE SHARES PURSUANT TO THE OFFER.

THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES (EXCLUDING ALL SHARES DELIVERED PURSUANT TO GUARANTEED DELIVERY INSTRUCTIONS FOR WHICH CERTIFICATES HAVE NOT YET BEEN DELIVERED, AS FURTHER DESCRIBED IN THIS OFFER TO PURCHASE) THAT, WHEN ADDED TO THE SHARES OWNED BY PARENT AND ITS SUBSIDIARIES WOULD REPRESENT ONE SHARE MORE THAN ONE HALF OF ALL OF THE OUTSTANDING SHARES. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS, APPEARS ON PAGES (1) THROUGH (7).

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

November 18, 2015

IMPORTANT

If you desire to tender all or any portion of your shares of ZS Pharma common stock in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to Citibank, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your shares of ZS Pharma common stock using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2885 for assistance (or please call (212) 929-5500 (collect) if you are located outside the United States or Canada). See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•	If you hold your shares of ZS Pharma common stock through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your ZS Pharma shares be tendered.

The Letter of Transmittal, the certificates for the shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of the day on December 16, 2015, unless extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedure for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET

Zanzibar Acquisition Corp. (“Purchaser”), a wholly owned subsidiary of Zeneca, Inc. (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share, of ZS Pharma, Inc. (“ZS Pharma”) for $90.00 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger, dated as of November 5, 2015, among ZS Pharma, Parent and Purchaser. The following are some of the questions you, as a ZS Pharma stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser.

Securities Sought	All of the outstanding shares of common stock, par value $0.001 per share, of ZS Pharma.

Price Offered Per Share	$90.00 per share, net to the seller in cash, without interest, but subject to any required withholding taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on December 16, 2015, unless the Offer is extended or earlier terminated.

Purchaser	Zanzibar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Zeneca, Inc., a Delaware corporation.

Who is offering to buy my securities?

Our name is Zanzibar Acquisition Corp. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of ZS Pharma and completing the process by which we will be merged with and into ZS Pharma. We are a wholly owned subsidiary of Parent, a Delaware corporation, and an indirect subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“Ultimate Parent”). See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of ZS Pharma, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of ZS Pharma common stock as a “share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer to acquire the entire equity interest in ZS Pharma. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to merge with and into ZS Pharma (the “Merger”), with ZS Pharma continuing as the surviving corporation and a wholly owned subsidiary of Parent. Upon consummation of the Merger, ZS Pharma will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $90.00 per share net to the seller in cash, without interest but subject to any required withholding of taxes. If you are the record holder of your shares (i.e., a stock certificate or uncertificated stock has been issued to you) and you directly tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to pay for the shares?

Yes. Based upon ZS Pharma’s filings with the SEC and more recent information provided to us by ZS Pharma, we estimate that we will need approximately $2.7 billion to acquire ZS Pharma pursuant to the Offer and the Merger to pay amounts payable in respect of certain stock options, restricted stock units and purchase rights under the ZS Pharma employee stock purchase plan, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Under the Merger Agreement, Ultimate Parent guaranteed the full and complete performance by Parent and Purchaser of their respective obligations under the Merger Agreement (including the obligation to pay the consideration in the Offer). It is anticipated that all of the funds necessary to consummate the Offer, the Merger and to pay related fees and expenses will be obtained from Parent’s or its affiliates’ general corporate funds.

The Offer is not conditioned upon any financing arrangements or the funding thereof. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the Offer because:

•	the Offer is being made for all outstanding shares solely for cash;

•	as described above, we will have sufficient funds to purchase all shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as practicable following the completion of the Offer;

•	consummation of the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining shares in the Merger for the same cash per share price.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of shares (excluding shares tendered pursuant to notices of guaranteed delivery for which shares have not been delivered) that, when added to the shares then owned by the Parent and its subsidiaries, would represent one share more than one half of all the shares outstanding as of the date and time at which the acceptance for payment of shares pursuant to and subject to the Offer occurs (which we refer to as the “Minimum Condition”); and

•	the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 , as amended (the “HSR Act”), except for an expiration or termination subject to the imposition of any action that would reasonably be expected to have a material and adverse effect on Parent and its controlled affiliates, considered as a whole.

Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

Is there an agreement governing the Offer?

Yes. ZS Pharma, Parent and Purchaser have entered into the Agreement and Plan of Merger, dated as of November 5, 2015. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into ZS Pharma. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

What does ZS Pharma’s board of directors think about the Offer?

ZS Pharma’s board of directors duly and unanimously:

•	determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, ZS Pharma and its stockholders;

•	approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	resolved that the Merger Agreement shall be subject to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) providing for consummation of the Merger without a meeting of the ZS Pharma stockholders; and

•	recommended that the ZS Pharma stockholders tender all of their respective Shares into the Offer.

ZS Pharma will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (the “SEC”) indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement by its board of directors and recommending that ZS Pharma’s stockholders tender their shares in the Offer.

See “The Offer—Section 11—Background of the Offer; Contacts with ZS Pharma” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

How long do I have to decide whether to tender in the Offer?

You have until at least 12:00 midnight, New York City time, at the end of the day on December 16, 2015, to decide whether to tender your shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to the Depositary, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedure for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your shares. Please be aware that if your shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer.

Have any ZS Pharma stockholders already agreed to tender their shares in the Offer?

Yes. Concurrently with entering into the Merger Agreement, certain beneficial owners of shares have entered into a tender and support agreement (the “Tender and Support Agreement”) with Purchaser and Parent, pursuant to which each stockholder agreed, among other things, to tender his, her or its shares pursuant to the Offer. As of November 5, 2015, approximately 6,245,661 of the outstanding shares, representing approximately 24.7% of the total outstanding shares, were subject to the Tender and Support Agreement. “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreement.”

When and how will I be paid for my tendered shares?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” are satisfied or waived as of the expiration of the Offer, we will pay for all validly tendered and not validly withdrawn shares as soon as practicable after the date of expiration of the Offer and in compliance with applicable law.

We will pay for your validly tendered and not validly withdrawn shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the Depositary of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in “The Offer—Section 3—Procedure for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such shares.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including a prior extension, any condition to the Offer has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than ten business days (the length of such time period to be determined by us), or for a longer period of time as agreed to by the parties, in order to permit the satisfaction of the conditions of the Offer. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer.

We will not, however, be required to, and without ZS Pharma’s prior written consent may not, extend the Offer beyond April 5, 2016 (the “Outside Date”). In addition, in the event that each condition to the Offer (other than the Minimum Condition) has been satisfied or waived at the scheduled expiration date of the Offer and the Minimum Condition has not been satisfied as of such date, we are not required to extend the Offer beyond a date that is twenty business days after the scheduled expiration date, but may in our sole discretion elect to do so. See “The Offer—Section 1—Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my shares?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal and send it with your stock certificate to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedure for Tendering Shares.”

•

If you are a record holder and your stock is certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 (collect) if you are located outside the United States or Canada) for assistance. See “The Offer—Section 3—Procedure for Tendering Shares” for further details.

•	If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered.

How do I tender shares that are not represented by a certificate?

If you directly hold uncertificated shares in an account with ZS Pharma’s transfer agent, American Stock Transfer & Trust Company, LLC, you should follow the instructions for book-entry transfer of your shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your uncertificated ZS Pharma shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your ZS Pharma shares be tendered.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the Offer at any time prior to the expiration time of the Offer (as it may be extended from time to time). Further, if we have not accepted your shares for payment by January 17, 2016, you may withdraw them at any time after January 17, 2016. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw the shares. If you tendered shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of stock options, restricted stock units and/or outstanding purchase rights under the ZS Pharma employee stock purchase plan participate in the Offer?

The Offer is only for shares of common stock of ZS Pharma that are not subject to vesting conditions and not for any options to purchase shares or restricted stock units (“RSUs”) under ZS Pharma’s Fourth Amended Stock Plan or 2014 Incentive Plan (together, the “ZS Pharma Stock Plans”) or purchase rights under ZS Pharma’s 2015 Employee Stock Purchase Plan (the “ZS Pharma ESPP”). If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options (to the extent they are exercisable) in accordance with the terms of the applicable ZS Pharma Stock Plan and award agreement and tender the shares received upon the exercise in accordance with the terms of the Offer. Holders of unexercisable stock options will be unable to exercise such stock options and are not eligible to participate in the Offer with respect to the shares underlying such stock options. Holders of RSUs under the ZS Pharma Stock Plans and/or purchase rights under the ZS Pharma ESPP are not eligible to participate in the Offer.

Will the Offer be followed by a Merger if not all of the shares are tendered in the Offer? If the Offer is completed, will ZS Pharma continue as a public company?

If we purchase at least a majority of the outstanding shares in the Offer and the other conditions to the Merger are satisfied or waived, assuming certain statutory requirements are met, we will effect the Merger of us into ZS Pharma as promptly as practicable in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of ZS Pharma pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without ZS Pharma’s consent to) accept shares for purchase in the Offer nor will we be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to the applicable provisions of the DGCL, after which the surviving corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. If the Merger takes place, all remaining stockholders will receive the price per share paid in the Offer. See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer; Plans for ZS Pharma; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

For further information on the treatment of stock options, restricted stock units and purchase rights under the ZS Pharma ESPP, see “The Offer—Section 13—The Transaction Documents—The Merger Agreement—ZS Pharma Stock Options,” “The Offer—Section 13—The Transaction Documents—The Merger Agreement—ZS Pharma RSUs” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement—ZS Pharma ESPP.”

If I decide not to tender, how will the Offer affect my shares?

If the Merger takes place between ZS Pharma and us, ZS Pharma stockholders not tendering their shares in the Offer (other than ZS Pharma, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive cash in an amount equal to the price per share paid in the Offer, less any required withholding taxes. If we accept and purchase shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the stockholders of ZS Pharma, pursuant to Delaware law. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares.

While we intend to consummate the Merger as soon as practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than us. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the shares. Also, ZS Pharma may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for ZS Pharma; Stockholder Approval—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and receive a cash payment of the “fair value” of their Shares as of the effective time of the Merger as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the effective time of the Merger may be more than, less than, or equal to the Offer Price. See “The Offer—Section 12—Purpose of the Offer; Plans for ZS Pharma; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my shares as of a recent date?

On September 9, 2015, the last full trading day before ZS Pharma issued a press release confirming that it had participated in preliminary discussions regarding a possible transaction, the highest reported intraday sale price per share on the NASDAQ Global Select Market (“NASDAQ”) was $59.41 in published financial sources. On November 5, 2015, the last full trading day before we announced our intention to commence the Offer, the highest intraday sale price of the shares on NASDAQ was $65.50 per share. On November 17, 2015, the last full trading day before the date of this Offer to Purchase, the closing price of the shares on NASDAQ was $89.36. Please obtain a recent quotation for the shares before deciding whether or not to tender your shares.

What are the U.S. federal income tax consequences of exchanging my shares pursuant to the Offer?

In general, your exchange of shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. You should consult your tax advisor about the tax consequences to you of exchanging your shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 (or please call (212) 929-5500 (collect) if you are located outside of the U.S. or Canada). See the back cover of this Offer to Purchase.

To the Stockholders of ZS Pharma, Inc.:

INTRODUCTION

Zanzibar Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Zeneca, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of ZS Pharma, Inc., a Delaware corporation (“ZS Pharma”), for $90.00 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the Form W-9 that is included in the Letter of Transmittal, or an IRS Form W-8BEN or other Form W-8, as applicable, you may be subject to backup withholding at a current rate of 28% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Citibank, N.A., the depositary for the Offer (the “Depositary”) and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of November 5, 2015 (as amended from time to time, the “Merger Agreement”), among ZS Pharma, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with applicable law, Purchaser will merge with and into ZS Pharma (the “Merger”), with ZS Pharma as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than shares held by ZS Pharma, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Conditions to the Merger.” “The Offer—Section 13—The Transaction Documents—The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5—Certain U.S. Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made only for Shares that are not subject to vesting conditions and is not made for any options to purchase Shares (the “ZS Pharma Stock Options”) or ZS Pharma restricted stock units (the “ZS Pharma RSUs”) under ZS Pharma’s Fourth Amended Stock Plan or 2014 Incentive Plan (together, the “ZS Pharma Stock Plans”) or purchase rights under ZS Pharma’s 2015 Employee Stock Purchase Plan (the “ZS Pharma ESPP”). The Merger Agreement provides that:

•	effective as of immediately prior to the Merger Effective Time, each then-outstanding and unexercised ZS Pharma Stock Option, whether vested or unvested, shall automatically be cancelled and terminated as of the Merger Effective Time (to the extent not exercised prior to the Merger Effective Time), and the holder thereof shall become entitled to receive an amount of cash, if any, equal to the product of (i) the total number of Shares underlying such ZS Pharma Stock Option multiplied by (ii) the excess, if any, of the Cash Consideration over the exercise price per Share of such ZS Pharma Stock Option, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld;

•	effective as of immediately prior to the Merger Effective Time, each then-outstanding ZS Pharma RSU, whether vested or unvested, shall automatically become fully vested and the restrictions thereon shall lapse, and each such ZS Pharma RSU award shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Cash Consideration multiplied by (ii) the number of Shares subject to such ZS Pharma RSU award, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld; and

•	on and after November 5, 2015, no new offering period or purchase period shall commence under the ZS Pharma ESPP and participants in the ZS Pharma ESPP shall not be permitted to increase their payroll deductions or purchase elections from those in effect on November 5, 2015. The offering period and purchase period in progress as of November 5, 2015 under the ZS Pharma ESPP shall continue in accordance with its terms, and options granted during such offering period will be exercisable in accordance with the terms of the ZS Pharma ESPP; provided that (i) the completion of such offering period and any existing purchase period shall occur on the earlier of (x) the scheduled date of completion for such offering period and any such existing purchase period and (y) such other date at or prior to the Acceptance Time (as defined below) that is deemed administratively appropriate by the parties (such date, in either case, the “Final Purchase Date”), (ii) Shares shall be issued to participants thereunder on the Final Purchase Date, such that each option outstanding under the ZS Pharma ESPP shall be exercised automatically on such Final Purchase Date and (iii) the purchase price per Share applicable to the offering period in progress as of November 5, 2015 shall not be decreased.

The ZS Pharma board of directors (the “ZS Pharma Board”) has duly and unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, ZS Pharma and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved that the Merger Agreement shall be subject to Section 251(h) of the DGCL providing for consummation of the Merger without a meeting of the ZS Pharma stockholders, and (iv) recommended that the ZS Pharma stockholders tender all of their respective Shares into the Offer.

ZS Pharma will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the ZS Pharma Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not validly withdrawn, prior to the expiration of the Offer, a number of shares (excluding shares tendered pursuant to notices of guaranteed delivery for which shares have not been delivered) that, when added to the shares owned by the Parent and its subsidiaries, represent one share more than half of all the shares outstanding as of the date and time at which the Offer Closing occurs (such time, the “Acceptance Time” and such condition, the “Minimum Condition”); and (ii) expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), except for an expiration or termination subject to the imposition of a Burdensome Condition (as defined in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertaking”). The Offer is not conditioned upon Parent or Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

According to ZS Pharma, as of the close of business on November 13, 2015, the most recent practicable date, there were/was (i) 25,272,782 Shares issued and outstanding, (ii) no shares of preferred stock issued and outstanding, (iii) no Shares held by ZS Pharma in its treasury, (iv) no Shares held by ZS Pharma’s subsidiaries and (v) an aggregate of 5,874,558 Shares reserved for issuance pursuant to outstanding awards and rights under the ZS Pharma Stock Plans and the ZS Pharma ESPP, of which 5,742,198 Shares were underlying outstanding and unexercised ZS Pharma Stock Options, 120,745 Shares were underlying ZS Pharma RSUs and 11,615 Shares were underlying the options granted during the offering period then in effect and to be exercised on or prior to the final purchase date for the purchase of Shares under the ZS Pharma ESPP.

Assuming no additional Shares are issued prior to the expiration of the Offer, we anticipate that the Minimum Condition would be satisfied if approximately 12,636,392 Shares are validly tendered pursuant to the Offer and not withdrawn.

In connection with entering into the Merger Agreement, certain beneficial owners of Shares have entered into a tender and support agreement (the “Tender and Support Agreement”) with Purchaser and Parent, pursuant to which each stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. As of November 5, 2015, approximately 6,245,661 of the outstanding Shares, representing approximately 24.7% of the total outstanding Shares, were subject to the Tender and Support Agreement. “The Offer—Section 13—The Transaction Documents—The Tender and Support Agreement.”

We currently intend, as soon as practicable after consummation of the Offer and after the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of ZS Pharma as the surviving corporation.

Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the target corporation, the acquiring entity and any person that owns, directly or indirectly, all of the outstanding stock of such acquiring entity, and any direct or indirect wholly owned subsidiary of the foregoing), the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the percentage of stock, and of each class or series thereof, of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of ZS Pharma stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer; Plans for ZS Pharma; Stockholder Approval.”

The Offer is conditioned upon the fulfillment of the conditions described in “ The Offer—Section 15—Conditions to the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of the day on December 16, 2015, unless we extend the Offer. See “ The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of ZS Pharma’s stockholders.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions set forth in the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” on or prior to the Expiration Time. “Expiration Time” means 12:00 midnight, New York City time, at the end of the day on December 16, 2015, unless extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires.

The Offer is subject to the conditions set forth in “—Section 15—Conditions to the Offer,” which include, among other things, (i) satisfaction of the Minimum Condition and (ii) the expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under the HSR Act, except for an expiration or termination subject to the imposition of a Burdensome Condition. See “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

Pursuant to the terms of the Merger Agreement, if at the Expiration Time, any condition to the Offer has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than ten business days (the length of such time period to be determined by us), or for a longer period of time as agreed to by the parties, in order to permit the satisfaction of the conditions of the Offer. We will not, however, be required to, and without ZS Pharma’s prior written consent may not, extend the Offer beyond April 6, 2016 (the “Outside Date”). In addition, in the event that each condition to the Offer (other than the Minimum Condition) has been satisfied or waived at the scheduled expiration date of the Offer and the Minimum Condition has not been satisfied as of such date, we are not required to extend the Offer beyond a date that is twenty business days after the scheduled expiration date, but may in our sole discretion elect to do so. See “The Offer—Section 1—Terms of the Offer.”

Purchaser and Parent also reserve the right to waive any of the conditions to the Offer, other than the Minimum Condition, which may only be waived with the prior written consent of ZS Pharma, and to make any change in the terms of the Offer, provided that ZS Pharma’s consent is required for Purchaser and Parent to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions described in “—Section 15—Conditions to the Offer” or amend any such condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner adverse to holders of Shares, or (vi) extend the Offer, except as described under “The Offer—Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer” below.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that, in its view, an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

As soon as practicable after the Offer Closing, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of ZS Pharma pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

ZS Pharma has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, promptly after the Expiration Time, all Shares validly tendered and not validly withdrawn prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedure for Tendering Shares—Book-Entry Delivery”) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “—Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by ZS Pharma and us.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedure for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”), promptly following the expiration, termination or withdrawal of the Offer).

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) and the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•

the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by ZS Pharma and us.

Backup Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of ZS Pharma’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of ZS Pharma’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of

Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after January 17, 2016, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedure for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5.	Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer or the Merger, and is based upon present law (which may change, possibly with retroactive effect). This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income consequences of the Offer and the Merger. Due to the individual nature of tax consequences, you are urged to consult your tax advisor as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer or the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including stockholders that actually or constructively own more than 5% of the Shares and certain former citizens or residents of the United States. This discussion does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, U.S. federal gift or estate tax, or state, local or foreign taxation of the Offer and the Merger.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to certain U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), an estate or trust that is subject to U.S. federal income tax on its worldwide income from all sources (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

Your exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you exchange Shares pursuant to the Offer or the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer or the Merger generally will not be subject to U.S. federal income tax, unless (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of a Form W-9 and (b) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on NASDAQ under the symbol “ZSPH”. The following table sets forth the high and low intraday sales prices per Share on NASDAQ each quarter during ZS Pharma’s fiscal year ended December 31, 2014 and thereafter, as reported in published financial sources:

	High	Low
	($)
2014
Second Quarter (beginning June 18, 2014)	30.67	26.10
Third Quarter	43.00	25.51
Fourth Quarter	49.77	31.07
2015
First Quarter	52.80	38.88
Second Quarter	62.52	37.52
Third Quarter	84.85	44.10
Fourth Quarter (through November 17, 2015)	91.24	49.13

ZS Pharma does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, ZS Pharma is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares. If we acquire control of ZS Pharma, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.

On September 9, 2015, the last full trading day before ZS Pharma issued a press release confirming that it had participated in preliminary discussions regarding a possible transaction, the highest reported intraday sale price per Share on NASDAQ was $59.41 in published financial sources. On November 5, 2015, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the highest reported intraday sale price per Share on NASDAQ was $65.50 in published financial sources. Between November 5, 2015 and November 17, 2015, the highest daily intraday sale price per Share and lowest intraday sale price per Share on NASDAQ ranged between $62.03 and $91.24. On November 17, 2015, the last full trading day before the date of this Offer to Purchase, the highest reported intraday sale price per Share on NASDAQ was $89.78. Please obtain a recent quotation for the Shares before deciding whether or not to tender.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than ZS Pharma, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on any such NASDAQ market, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on any such NASDAQ market if, among other things, (i) the number of publicly held Shares were less than 500,000, (ii) the aggregate market value of the publicly held Shares were less than $1,000,000 or (iii) there were fewer than 300 stockholders.

If NASDAQ were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of ZS Pharma to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of ZS Pharma subject to registration, would substantially reduce the information required to be furnished by ZS Pharma to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to ZS Pharma. Furthermore, “affiliates” of ZS Pharma and persons holding “restricted securities” of ZS Pharma may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of ZS Pharma’s reporting obligations under the Exchange Act.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning ZS Pharma

The information concerning ZS Pharma contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Parent, Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by ZS Pharma to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent, Purchaser, the Information Agent or the Depositary.

According to ZS Pharma’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 (the “ZS Pharma 10-Q”), ZS Pharma’s principal executive offices are located at 1100 Park Place, Suite 300, San Mateo, California 94403. The telephone number of ZS Pharma’s principal executive office is (650) 458-4100. The following description of ZS Pharma has been taken from the ZS Pharma 10-Q, and is qualified in its entirety by reference to the ZS Pharma 10-Q and ZS Pharma 10-K: ZS Pharma is a biopharmaceutical company focused on the development and commercialization of highly selective, nonabsorbed drugs to treat renal, cardiovascular, liver and metabolic diseases. ZS Pharma’s proprietary zirconium silicate technology allows it to create highly selective ion traps that can reduce toxic levels of specific electrolytes without disturbing the balance of other electrolytes. ZS Pharma’s lead product candidate, sodium zirconium cyclosilicate (“ZS-9”), completed Phase III development for the treatment of hyperkalemia, a life-threatening condition in which elevated levels of potassium increase the risk of muscle dysfunction, including cardiac arrhythmias and sudden cardiac death. ZS Pharma submitted its New Drug Application, or NDA, in the United States on May 26, 2015, and ZS Pharma has been informed by the FDA that its Prescription Drug User Fee Act (“PDUFA”) goal date is May 26, 2016. ZS Pharma expects to submit its Marketing Authorization Application, or MAA, in Europe in the fourth quarter of 2015 with the goal of obtaining approval for the treatment of hyperkalemia in Europe.

Additional Information

ZS Pharma is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. ZS Pharma’s filings are also available to the public from commercial document retrieval services and at the SEC’s Web site at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

9.	Certain Information Concerning Purchaser and Parent

We are a Delaware corporation incorporated on October 27, 2015, with principal executive offices at 1209 Orange Street, Wilmington, Delaware 19801. The telephone number of our principal executive offices is (302) 886-3000. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

Parent is a Delaware corporation, with principal executive offices at 1800 Concord Pike, Wilmington, Delaware 19803. The telephone number of its principal executive offices is (302) 886-3000. Parent is an indirect subsidiary of Ultimate Parent, a holding company which, through its subsidiaries (collectively, “AstraZeneca”), is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca-us.com.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto. Neither Parent nor Purchaser is an affiliate of ZS Pharma.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of ZS Pharma; (ii) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of ZS Pharma during the past 60 days; (iii) none of Purchaser, Parent and, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ZS Pharma (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ZS Pharma or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s best knowledge after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ZS Pharma or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser or Parent nor, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of Purchaser, or Parent nor, to Purchaser’s and Parent’s best knowledge after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) we, through our Ultimate Parent and its controlled affiliates, will have sufficient funds to purchase all shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as practicable following the Offer Closing, (iii) consummation of the Offer is not subject to any financing condition, and (iv) if we consummate the Offer, we expect to acquire any remaining shares for the same cash per share price in the Merger.

10.	Source and Amount of Funds

We estimate that we will need approximately $2.7 billion to purchase all Shares pursuant to the Offer and the Merger, to pay amounts in respect of outstanding ZS Pharma Stock Options, ZS Pharma RSUs and purchase rights under the ZS Pharma Stock Plans held by ZS Pharma employees, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Under the Merger Agreement, Ultimate Parent guaranteed the full and complete performance by Parent and Purchaser of their respective obligations under the Merger Agreement (including the obligation to pay the consideration in the Offer). It is anticipated that all of the funds necessary to consummate the Offer, the Merger and to pay related fees and expenses will be obtained from Parent’s or its affiliates’ general corporate funds.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11.	Background of the Offer; Contacts with ZS Pharma

Background of the Offer

As part of the continuous evaluation of its businesses and plans, AstraZeneca regularly considers a variety of strategic options and potential transactions.

On September 8, 2015, representatives of Goldman, Sachs & Co., ZS Pharma’s financial advisor (“Goldman Sachs”), contacted AstraZeneca, among other potential bidders, to gauge its interest in pursuing a strategic transaction with ZS Pharma. AstraZeneca indicated that it would further evaluate the possibility of engaging in discussions with ZS Pharma regarding the acquisition of ZS Pharma. Representatives of Goldman Sachs informed AstraZeneca that interested parties were being asked to submit initial proposals based on publicly available information on or before September 18, 2015.

On September 11, 2015, AstraZeneca informed Goldman Sachs that Pascal Soriot, the Chief Executive Officer of Ultimate Parent, would be transiting through San Francisco for several hours that evening and wanted to use the opportunity to have an introductory meeting with Robert Alexander, ZS Pharma’s Chief Executive Officer. Mr. Soriot and Dr. Alexander met briefly in person to discuss ZS Pharma and the potential for a strategic transaction between ZS Pharma and AstraZeneca.

During the week of September 13, 2015, AstraZeneca engaged in discussions regarding process with Goldman Sachs.

On September 18, 2015, AstraZeneca submitted a preliminary non-binding proposal to acquire ZS Pharma for $91.00 in cash, subject to due diligence. The closing price of the Shares on that day was $73.43 per Share. AstraZeneca’s proposal was not subject to any financing condition.

On September 21, 2015, representatives of Goldman Sachs contacted AstraZeneca to indicate that it would be provided with access to non-public information regarding ZS Pharma and meetings with management to enable it to conduct due diligence, and provided it with ZS Pharma’s form of confidentiality agreement.

On September 23, 2015, ZS Pharma entered into a confidentiality agreement with AstraZeneca Pharmaceuticals LP (“AZPLP”), an affiliate of Parent, (the “Confidentiality Agreement”) and began sharing non-public information with AstraZeneca.

On September 23 and 24, 2015, the board of directors of the Ultimate Parent met to discuss and review, among other things, the status of a potential acquisition of ZS Pharma and authorized Mr. Soriot to continue to pursue the transaction and begin negotiations with ZS Pharma.

On September 25, 2015, Dr. Alexander, as well as Adam Tomasi, the ZS Pharma’s Chief Scientific Officer and Head of Corporate Development, Jeffrey Farrow, ZS Pharma’s Chief Financial Officer and Mark Asbury, ZS Pharma’s Chief Legal Officer, engaged in introductory due diligence discussions by phone with AstraZeneca.

On September 29, 2015, representatives of Goldman Sachs discussed with AstraZeneca the ongoing process with respect to ZS Pharma and indicated that after allowing for a period to conduct due diligence, Goldman Sachs would be requesting updated proposals from each potential bidder accompanied by a markup of ZS Pharma’s proposed form of merger agreement, which would be provided later in the week.

On October 1, 2015 Goldman Sachs provided AstraZeneca with the initial draft merger agreement prepared by counsel to ZS Pharma, Simpson Thacher & Bartlett LLP (“Simpson Thacher”), on behalf of ZS Pharma. The draft merger agreement did not contain any financing condition, and the draft contained a number of provisions benefitting ZS Pharma relating to certainty of closing, including exceptions to the definition of “material adverse effect” such that the buyer would bear the risk of any regulatory developments regarding ZS-9 between the signing of a merger agreement and closing the transaction under that merger agreement (including any decision, action or inaction by the FDA) (the “Regulatory Exception”) and any developments relating to the intellectual property of ZS Pharma or its competitors (the “IP Exception”), and would have an affirmative obligation to divest assets to the extent necessary to obtain antitrust clearance to acquire ZS Pharma. The draft merger agreement also provided the ability for ZS Pharma to terminate the merger agreement to accept an unsolicited, higher proposal.

During the period from October 1 through October 13, 2015 representatives of AstraZeneca held multiple diligence meetings with senior members of ZS Pharma’s management by teleconference. Representatives of Goldman Sachs and Simpson Thacher also participated in these meetings.

On October 13, 2015, AstraZeneca submitted a revised non-binding proposal to acquire ZS Pharma for $93.00 in cash, subject to further due diligence. AstraZeneca also submitted a markup of the form of merger agreement, which accepted the Regulatory Exception and ZS Pharma’s proposed approach regarding antitrust matters, but did not accept the IP Exception. The AstraZeneca markup allowed ZS Pharma to terminate the merger agreement to accept an unsolicited, higher proposal.

On October 15, 2015, AstraZeneca received preliminary feedback on its bid from Goldman Sachs noting that AstraZeneca’s bid was aligned financially with the other bids that ZS Pharma had received. Goldman Sachs indicated that AstraZeneca would receive a markup of its draft of the merger agreement in the upcoming week and recommended that AstraZeneca differentiate its bid by increasing its offer price. Goldman Sachs also noted that ZS Pharma expected AstraZeneca’s post-due diligence best and final offer on or around October 27, 2015.

During the period from October 16 through October 28, 2015 representatives of AstraZeneca held multiple diligence meetings with senior members of ZS Pharma’s management by teleconference and in person. Representatives of Goldman Sachs and Simpson Thacher also participated in these meetings. AstraZeneca also conducted site visits to ZS Pharma’s manufacturing facilities.

On October 19, 2015, representatives of Goldman Sachs discussed with AstraZeneca the ongoing process and indicated that it would be requesting final proposals accompanied by a markup of ZS Pharma’s revised draft merger agreement. On October 20, 2015, Goldman Sachs distributed a letter to AstraZeneca requesting a revised proposal on or before October 29, 2015.

On October 21, 2015, Simpson Thacher and representatives of Goldman Sachs provided AstraZeneca with a revised draft of the merger agreement on behalf of ZS Pharma, reflecting changes made in response to comments provided by AstraZeneca. The revised draft merger agreement included the same version of the Regulatory Exception and the IP Exception and the same risk allocation regarding antitrust matters as were included in ZS Pharma’s initial draft.

On October 22, 2015, representatives of Simpson Thacher and counsel to AstraZeneca, Davis Polk & Wardwell LLP (“Davis Polk”), engaged in negotiations regarding the merger agreement.

On October 29, 2015, AstraZeneca submitted a revised non-binding proposal to acquire ZS Pharma for $83.00 in cash per Share and a contingent value right (“CVR”) for an additional $12.00 per Share in cash in the event that net sales of ZS-9 exceed $1.1 billion in any calendar year ending on or prior to December 31, 2019. AstraZeneca also submitted a markup of the form of merger agreement, which was largely consistent with its prior markup except with respect to the treatment of ZS Pharma Stock Options and ZS Pharma RSUs. Previously AstraZeneca in its proposal of October 13, 2015 had accepted ZS Pharma’s proposal that the vesting for all unvested ZS Pharma Stock Options and ZS Pharma RSUs be accelerated and all ZS Pharma Stock Options and ZS Pharma RSUs be cashed out in connection with the Merger. However, as part of the October 29, 2015 proposal, AstraZeneca proposed that certain of ZS Pharma’s stock options and RSUs held by ZS Pharma employees be rolled over into options and restricted stock units of AstraZeneca. The AstraZeneca markup included the Regulatory Exception but rejected the IP Exception. The draft also proposed a termination fee of 3.9% of equity value. AstraZeneca indicated to representatives of Goldman Sachs that the decrease in valuation from AstraZeneca’s prior proposals was attributable to concerns regarding the longevity of ZS Pharma’s intellectual property.

On October 30, 2015, representatives of Goldman Sachs communicated to AstraZeneca the request for a revised proposal that did not contain a CVR, and would retain ZS Pharma employees and management after consummation of a transaction.

On October 31, 2015, AstraZeneca contacted representatives of Goldman Sachs to communicate a further revised non-binding proposal to acquire ZS Pharma for $85.00 in cash per Share.

On November 1 and 2, 2015, representatives of Goldman Sachs continued to engage in negotiations with AstraZeneca to seek an increase in its proposed price per Share, and representatives of Simpson Thacher and Davis Polk continued to engage in negotiations regarding the other terms of the merger agreement, including the treatment of unvested ZS Pharma stock options and RSUs that would automatically vest in the event of a transaction such as the Merger (i.e., “single trigger” awards) .

On November 3, 2015, representatives of Simpson Thacher provided Davis Polk with a revised draft of the merger agreement, which included a revised proposed termination fee of 3.0% of equity value and proposed a compromise limiting the IP Exception to developments regarding certain specific matters. Davis Polk indicated in discussions with Simpson Thacher that the compromise on the IP Exception was acceptable to AstraZeneca. The November 3, 2015 draft merger agreement sent to Davis Polk by Simpson Thacher also provided that all of the unvested ZS Pharma stock options and RSUs would accelerate and automatically vest upon the Merger, consistent with ZS Pharma’s previous drafts of the merger agreement. After discussions between Simpson Thacher and Davis Polk, Dr. Alexander and Mr. Soriot discussed AstraZeneca’s intentions regarding the retention of ZS Pharma’s management team after a transaction. Mr. Soriot proposed various ways to incentivize management’s retention after consummation of the Merger. During their conversation, Dr. Alexander encouraged AstraZeneca not to require any changes to the existing terms of the Company’s equity awards under the existing employment agreements and the applicable equity plans. A compromise was reached providing for ZS Pharma Stock Options and ZS Pharma RSUs to continue to be governed by their current terms and agreements, meaning that those equity awards which by their terms would accelerate and vest on a change of control (i.e., “single trigger”) would vest upon consummation of the Merger, while those equity awards that would otherwise require an employee to be terminated after a change of control before vesting would accelerate (i.e., “double trigger”) would become AstraZeneca equity awards and continue to vest on the currently existing terms.

On November 4, 2015, the board of directors of Ultimate Parent met and unanimously approved the transaction on the terms set forth in AstraZeneca’s November 3 proposal.

On the morning of November 5, 2015, Dr. Alexander indicated to Mr. Soriot that he did not believe the ZS Pharma Board would be willing to proceed with a transaction with AstraZeneca at its current proposed price per Share. Mr. Soriot then increased the AstraZeneca proposal to $90.00 in cash per Share, and indicated that was his best and final offer to ZS Pharma, and that the transaction would need to be announced the next morning before the stock market opened in London.

On November 5, 2015, the board of directors of Ultimate Parent unanimously approved the increase in the offer price to $90.00 in cash per Share.

On the afternoon of November 5, 2015, representatives of Simpson Thacher and Davis Polk, with input from ZS Pharma, finalized the Merger Agreement, which was then executed and delivered by Parent, Purchaser and ZS Pharma after the closing of the U.S. stock markets. Prior to the opening of London and U.S. stock markets on November 6, 2015, AstraZeneca issued a press release announcing the execution of the Merger Agreement.

Subsequent to the announcement of the transaction on November 6, 2015, Dr. Alexander discussed with Mr. Soriot the initial reaction of ZS Pharma employees to the treatment under the Merger Agreement of those unvested ZS Pharma Stock Options and ZS Pharma RSUs that would not, by their terms, become vested as of the Merger Effective Time. After Mr. Soriot participated in a town hall meeting on November 10, 2015 with ZS Pharma employees, AstraZeneca determined that in order to facilitate its retention of ZS Pharma employees, AstraZeneca would agree to accelerate the vesting of those ZS Pharma Stock Options and ZS Pharma RSUs and on November 17, 2015, Parent, Purchaser and ZS Pharma executed and delivered an amendment to the Merger Agreement providing for the change in the treatment of unvested ZS Pharma Stock Options and ZS Pharma RSUs.

On November 18, 2015, Purchaser commenced the Offer.

12.	Purpose of the Offer; Plans for ZS Pharma; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for ZS Pharma

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, ZS Pharma. The Offer, as the first step in the acquisition of ZS Pharma, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of ZS Pharma not purchased pursuant to the Offer or otherwise and to cause ZS Pharma to become a wholly owned subsidiary of Parent.

We currently intend, as soon as practicable after consummation of the Offer and after the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Transaction Documents—The Merger Agreement—The Merger”, the Shares acquired in the Offer will be canceled in the Merger and the capital stock of ZS Pharma as the surviving corporation will be the capital stock of Purchaser. ZS Pharma will use its commercially reasonable efforts to ensure that each of its directors immediately prior to the Merger Effective Time will resign as of the Merger Effective Time. At the Merger Effective Time, the directors of the Purchaser immediately prior to the Merger Effective Time will be directors of ZS Pharma as the surviving corporation, and the officers of the Purchaser immediately prior to the Merger Effective Time will be the officers of ZS Pharma as the surviving corporation. See “—Section 13—The Transaction Documents—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on the NASDAQ will cease to be listed on the NASDAQ and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in ZS Pharma or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in ZS Pharma. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of ZS Pharma.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of ZS Pharma will be continued substantially as they are currently being conducted. Upon completion of the Offer, Purchaser will merge with and into ZS Pharma, which will continue under the name ZS Pharma as the surviving corporation and a wholly owned subsidiary of the Parent. Ultimate Parent and Parent intend to conduct a comprehensive review of ZS Pharma’s business, operations, capitalization and management with a view to optimizing development of ZS Pharma’s potential in conjunction with Ultimate Parent’s business. Parent will continue to evaluate the business and operations of ZS Pharma during and after the consummation of the Offer and prior to the Merger Effective Time and, following the Merger, will take such actions as it deems appropriate under the circumstances then existing.

If, for any reason following completion of the Offer, the Merger is not consummated, Parent, Purchaser and their affiliates reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving ZS Pharma or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the ZS Pharma Board or management, (iii) any material change in the ZS Pharma’s capitalization or dividend policy, (iv) any other material change in ZS Pharma’s corporate structure or business, (v) any class of equity securities of ZS Pharma being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of ZS Pharma becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking the approval of ZS Pharma’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of ZS Pharma stockholders, in accordance with Section 251(h) of the DGCL.

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for ZS Pharma; Stockholder Approval—No Stockholder Approval.”

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the DGCL, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their shares by the Court of Chancery of the State of Delaware and to receive a cash payment of the “fair value” of their Shares as of the Effective Time of the Merger as determined by the Court of Chancery of the State of Delaware,. The “fair value” of such Shares may be more than, less than, or equal to the Offer Price.

As described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to ZS Pharma a written demand for appraisal of Shares held, which demand must reasonably inform ZS Pharma of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of ZS Pharma’s stockholders to appraisal rights under Delaware law in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of ZS Pharma desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

13.	The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and incorporated herein by reference. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, ZS Pharma or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by ZS Pharma’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, ZS Pharma or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after November 5, 2015, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and ZS Pharma publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than November 23, 2015) for all of the Shares at a purchase price of $90.00 per share net to the seller in cash, without interest and less any required withholding taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the (i) satisfaction of the Minimum Condition, (ii) expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under the HSR Act, except for an expiration or termination subject to the imposition of a Burdensome Condition and (iii) the satisfaction or waiver of the other conditions set forth in “—Section 15—Conditions to the Offer.” Purchaser and Parent expressly reserve the right to waive any of the conditions to the Offer, other than the Minimum Condition (as defined above) which may only be waived with the prior written consent of ZS Pharma. Furthermore, Purchaser and Parent expressly reserve the right to make any change in the terms of the Offer, except that, without the consent of ZS Pharma, Purchaser and Parent will not:

•	decrease the Offer Price or change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	impose conditions on the Offer in addition to the conditions described in “—Section 15—Conditions to the Offer” or amend any such condition;

•	waive or amend the Minimum Condition;

•	amend any other term of the Offer in a manner adverse to stockholders; or

•	extend the Offer, except as described under “—Extensions of the Offer” below.

Extensions of the Offer

The Merger Agreement requires that Purchaser (A) extend the Offer for one or more consecutive periods of not more than ten business days (the length of such time period to be determined by the Purchaser), or for a longer period of time as agreed to by the parties, if at the Expiration Time, any condition to the Offer has not been satisfied or waived and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer or necessary to resolve any comments of the SEC or its staff applicable to the Offer.

Notwithstanding the foregoing, Purchaser is not obligated to extend the Offer beyond the Outside Date (as defined above). In addition, in the event that each condition to the Offer (other than the Minimum Condition) has been satisfied or waived at the scheduled expiration date of the Offer and the Minimum Condition has not been satisfied as of such date, the Purchaser is not required to extend the Offer beyond a date that is twenty business days after the scheduled expiration date, but may in its sole discretion elect to do so. See “The Offer—Section 1—Terms of the Offer.” The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 15—Conditions to the Offer,” to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

The Merger

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into ZS Pharma with ZS Pharma continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the Merger Effective Time, each outstanding Share (other than shares held by ZS Pharma, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive, in cash and without interest, less any required withholding taxes, an amount equal to the Offer Price.

At the Merger Effective Time, the certificate of incorporation of ZS Pharma as in effect immediately prior to the Merger Effective Time will be amended and restated in its entirety to be identical to the certificate of incorporation of the Purchaser. The bylaws of Purchaser as in effect immediately prior to the Merger Effective Time will be the bylaws of ZS Pharma as the surviving corporation. ZS Pharma will use its commercially reasonable efforts to ensure that each of its directors immediately prior to the Merger Effective Time will resign as of the Merger Effective Time. At the Merger Effective Time, the directors of the Purchaser immediately prior to the Merger Effective Time will be directors of ZS Pharma as the surviving corporation, and the officers of the Purchaser immediately prior to the Merger Effective Time will be the officers of ZS Pharma as the surviving corporation.

The Merger Agreement provides the Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of ZS Pharma stockholders.

ZS Pharma Stock Options

The Merger Agreement provides that, effective as of immediately prior to the Merger Effective Time, each then-outstanding and unexercised ZS Pharma Stock Option, whether vested or unvested, shall automatically be cancelled and terminated as of the Merger Effective Time (to the extent not exercised prior to the Merger Effective Time), and the holder thereof shall become entitled to receive an amount of cash, if any, equal to the product of (i) the total number of Shares underlying such ZS Pharma Stock Option multiplied by (ii) the excess, if any, of the Cash Consideration over the exercise price per Share of such ZS Pharma Stock Option, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld.

ZS Pharma RSUs

The Merger Agreement provides that, effective as of immediately prior to the Merger Effective Time, each then-outstanding ZS Pharma RSU, whether vested or unvested, shall automatically become fully vested and the restrictions thereon shall lapse, and each such ZS Pharma RSU award shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Cash Consideration multiplied by (ii) the number of Shares subject to such ZS Pharma RSU award, without interest and subject to any applicable withholding or other taxes required by applicable law to be withheld.

ZS Pharma ESPP

The Merger Agreement provides that, on and after November 5, 2015, no new offering period or purchase period shall commence under the ZS Pharma ESPP and participants in the ZS Pharma ESPP shall not be permitted to increase their payroll deductions or purchase elections from those in effect on November 5, 2015. The offering period and purchase period in progress as of November 5, 2015 under the ZS Pharma ESPP shall continue in accordance with its terms, and options granted during such offering period will be exercisable in accordance with the terms of the ZS Pharma ESPP; provided that (i) the completion of such offering period and any existing purchase period shall occur on the Final Purchase Date, (ii) Shares shall be issued to participants thereunder on the Final Purchase Date, such that each option outstanding under the ZS Pharma ESPP shall be exercised automatically on such Final Purchase Date and (iii) the purchase price per Share applicable to the offering period in progress as of November 5, 2015 shall not be decreased.

In addition, the ZS Pharma Board will take such actions as may be required to terminate the ZS Pharma Stock Plans and the ZS Pharma ESPP effective as of the Merger Effective Time.

Representations and Warranties

In the Merger Agreement, ZS Pharma has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or confidential disclosure letter that ZS Pharma delivered to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence, standing and power; (ii) capitalization; (iii) authority; execution and delivery of and performance under the Merger Agreement; (iv) conflicts, non-contravention, required filings and consents; (v) SEC filings, financial statements and internal controls; (vi) absence of undisclosed liabilities; (vii) absence of certain changes or events; (viii) information to be included in the Offer documents and the Schedule 14D-9; (ix) broker’s and similar fees; (x) employee benefits; (xi) litigation; (xii) taxes and tax matters; (xiii) compliance with laws and permits; (xiv) environmental matters; (xv) intellectual property; (xvi) real property; (xvii) material contracts; (xviii) regulatory compliance; (xix) insurance; (xx) questionable payments made in violation of relevant anti-corruption or anti-bribery laws; (xxi) related party transactions; (xxii) opinions of financial advisors; (xxiii) inapplicability of state takeover statutes; (xiv) matters related to Rule 14d-10 under the Exchange Act; (xv) there being no other representations or warranties; and (xvi) a disclaimer of other representations and warranties.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to ZS Pharma that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence, standing and power; (ii) authority; execution and delivery of and performance under the Merger Agreement; (iii) information to be included in the Offer documents and the Schedule 14D-9; (iv) conflicts, non-contravention, required filings and consents; (v) litigation; (vi) being an interested stockholder of ZS Pharma; (vii) financing and availability of funds; (viii) broker’s fees; (ix) operations and assets of the Purchaser; (x) there being no other representations or warranties; and (xi) a disclaimer of other representations and warranties.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, from November 5, 2015 until the Merger Effective Time, except as disclosed in the confidential disclosure letter that ZS Pharma delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, ZS Pharma has agreed to, and has agreed to cause each of its subsidiaries to, (i) conduct its business in the ordinary course; (ii) use commercially reasonable efforts to (a) preserve intact its present business organization, (b) protect and preserve the value of its assets, and (c) preserve its present relationships with customers, suppliers, licensors, licensees, distributors, wholesalers, lessors, clinical trial managers, contract manufacturers and others having material business dealings with it; and (iii) comply in all material respects with applicable law.

In addition, during the same period, except as (i) disclosed in the confidential disclosure letter that ZS Pharma delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, or (ii) expressly provided for by the Merger Agreement, ZS Pharma has agreed not to, and has agreed not to permit any of its subsidiaries to, without the prior written consent of Parent:

•	issue, deliver, grant or sell any of its restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by any ZS Pharma subsidiaries that are derivative of or provide economic benefits based on the value or price of any assets of ZS Pharma, any shares of capital stock or voting securities of or other ownership interests in ZS Pharma or any of its subsidiaries (collectively, the “Company Securities”) or other voting securities or equity interests, convertible or exchangeable securities, options, warrants, stock-based performance units, or any indebtedness with voting rights;

•	repurchase, redeem or otherwise acquire any Company Securities or other voting securities or equity interests or any options or warrants, other than (i) its acquisition of shares in connection with the surrender of shares by holders of options to purchase ZS Pharma shares in order to pay the exercise price of such options, (ii) the withholding of shares to satisfy tax obligations with respect to options to purchase ZS Pharma shares or restricted stock units, and (iii) the acquisition by ZS Pharma of options to purchase ZS Pharma shares or restricted stock units in connection with the forfeiture of such awards;

•	split, combine or reclassify any Company Securities or other voting securities or equity interests;

•	issue or authorize the issuance of any other securities in lieu of or in substitution for any Company Securities;

•	declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Company Securities or other voting securities or equity interests or set a record date for such a dividend or distribution;

•	enter into any merger, consolidation, recapitalization or otherwise acquire any business or division of or equity interests in or assets of any individual, corporation, or other entity (other than supplies or inventory in the ordinary course of business consistent with past practice);

•	sell, lease, or otherwise dispose of any material assets of ZS Pharma or any of its subsidiaries, other than intellectual property or obsolete assets or pursuant to any material contract disclosed in the confidential disclosure letter that ZS Pharma delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, or adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of ZS Pharma or any of its subsidiaries;

•	enter into, terminate or materially amend or modify any material contract or related party transaction;

•	waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim against ZS Pharma or any of its subsidiaries, or any material liability or obligation owing to ZS Pharma or any of its subsidiaries under any material contract;

•	enter into any contract which contains a change of control or similar provision that would require a payment to or result in a loss of material rights by ZS Pharma or any of its subsidiaries, in connection with the Offer, the Merger or the other transactions contemplated by the Merger Agreement;

•	incur any indebtedness for borrowed money, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of ZS Pharma or any of its subsidiaries, except in the ordinary course of business consistent with past practice;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other individual, corporation, or other entity;

•	make any loans, advances or capital contributions to, or investments in, any other individual, corporation, or other entity (other than advances to employees for travel and other business expenses in the ordinary course of business consistent with past practice);

•	form any subsidiary or enter into any joint venture, limited or general partnership, limited liability company or similar arrangement;

•	change any financial accounting methods, principles or practices used by ZS Pharma and affecting the assets, liabilities or results of operations of it or any of its subsidiaries, except as required by GAAP or applicable law;

•	except to the extent required by law or in the ordinary course of business, make or change any material tax election, adopt or change any accounting method for tax purposes that has a material effect on taxes, agree to any extension or waiver of the statute of limitations relating to a material amount of taxes, file any amendment to any tax return in respect of a material amount of taxes, enter into any closing agreement, take any action to surrender any right to claim a material tax refund, or settle or compromise any material tax liability;

•	amend its certificate of incorporation, bylaws or other applicable governing documents;

•	except as required by applicable law, the terms of the Merger Agreement or any ZS Pharma employee benefit plan or similar agreement or arrangement in existence on November 5, 2015 (each, a “ZS Pharma Plan”), (i) increase the compensation or benefits payable or to become payable to any of its directors, officers, employees or individual independent contractors, other than (a) scheduled annual increases in base salary or hourly wage rates in the ordinary course of business consistent with past practice for any non-executive officer employees, (b) establishment of annual bonus opportunities for the 2016 calendar year in the ordinary course of business consistent with past practice and in consultation with Parent and (c) increases in cash compensation and/or rate adjustments for individual independent contractors in the ordinary course of business consistent with past practice and in consultation with Parent, (ii) grant to any of its directors, officers, employees or individual independent contractors any increase in severance or termination pay, (iii) grant any equity or equity-based awards to any current or former directors, officers, employees or individual independent contractors, (iv) establish, adopt, enter into, materially amend or terminate any collective bargaining agreement or ZS Pharma Plan or (v) hire any employee (other than to fill certain specified open positions or vacancies arising due to terminations of employment of non-executive officer employees in the ordinary course of business) or terminate the employment of any executive officer other than for cause;

•	incur any capital expenditure or any obligations or liabilities in respect thereof, except for those that do not, in the aggregate, exceed $3 million;

•	commence any legal proceeding other than in the ordinary course of business consistent with past practice (other than to enforce its rights under the Merger Agreement and in connection with the transactions contemplated by the Merger Agreement);

•	pay, discharge, settle or satisfy any legal proceeding made or pending by, or against or by, ZS Pharma or any of its subsidiaries, other than the settlement of legal proceedings in the ordinary course of business consistent with past practice that only require ZS Pharma to make payments in an amount that does not exceed, individually or in the aggregate, $2,000,000;

•	pay, discharge, settle or satisfy any other material liabilities other than (i) in the ordinary course of business consistent with past practice or (ii) the payment of transaction costs and expenses incurred by ZS Pharma or its subsidiaries;

•	mortgage, pledge, hypothecate, grant an easement with respect to, or otherwise encumber or restrict the use of Company Securities, assets or properties in any material respect, or otherwise create, assume or suffer to exist any mortgages, liens, pledges or encumbrances of any kind upon such securities, assets or properties, with the exception of certain liens expressly permitted under the Merger Agreement;

•	enter into any new line of business;

•	sell, license, or otherwise transfer or dispose of, or fail to take any action necessary to maintain, enforce and protect, any of its rights to its material intellectual property other than non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•	authorize, offer, agree or commit, in writing or otherwise, to take any of, the foregoing actions.

No Solicitation

Pursuant to the Merger Agreement, ZS Pharma has agreed that it will not, nor will it cause any of its subsidiaries or any of its or their respective officers, directors and employees (“Representatives”) to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or knowingly encourage (including by providing information) the submission or announcement of any inquiries, proposals or offers that would constitute or would reasonably be expected to lead to any Takeover Proposal (as defined below);

•	participate or engage in any discussions or negotiations with respect to any Takeover Proposal;

•	otherwise cooperate with or assist or participate in any such inquiries, proposals, offers, discussions or negotiations; or

•	enter into any merger agreement, letter of intent, agreement in principal, purchase agreement or similar contract relating to a Takeover Proposal.

ZS Pharma has agreed that it will (i) immediately cease and terminate any solicitation, encouragement, discussion or negotiation that may be ongoing with respect to any Takeover Proposal, and will cause its subsidiaries and its and their Representatives to do the same, and (ii) promptly, after November 5, 2015, request that each person with which it has executed a confidentiality agreement relating to a Takeover Proposal, return or destroy all non-public documents and materials relating to such Takeover Proposal, ZS Pharma or any of its subsidiaries.

Notwithstanding the foregoing, if at any time prior to the Acceptance Time, (i) ZS Pharma has received a bona fide, written Takeover Proposal from any person or group that does not result from a breach of the Merger Agreement’s non-solicitation provisions, and (ii) the ZS Pharma Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that the Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and that the failure to take the following actions would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, then ZS Pharma may, upon providing written notice to the Parent of the determination of the ZS Pharma Board, (A) furnish information with respect to it and any of its subsidiaries to the person or group making the Takeover Proposal; provided that ZS Pharma will concurrently provide to Parent any non-public information concerning ZS Pharma that is provided to any person or group and that was not previously provided to Parent, and ZS Pharma will take reasonable steps to safeguard any commercially sensitive non-public information of it and any of its subsidiaries (including entering into an agreement with such person or group that contains provisions limiting the disclosure or use of such information that are no less favorable in the aggregate to ZS Pharma than those contained in ZS Pharma’s confidentiality agreement with an affiliate of Parent), or (B) engage in discussions or negotiations with the person making the Takeover Proposal regarding such Takeover Proposal (and waive such person’s noncompliance with the provisions of any “standstill” agreement solely to the extent necessary to permit such discussions or negotiations on a confidential basis).

However, ZS Pharma is required to promptly (and in any event within 24 hours after receipt thereof) notify Parent orally and in writing in the event that it, or any of its subsidiaries or Representatives, receives any Takeover Proposal, which notice must provide the material terms and conditions of the Takeover Proposal, including the identity of the person or group making such Takeover Proposal. ZS Pharma will keep Parent reasonably informed on a prompt and timely basis of any change to the material terms or conditions thereof.

“Takeover Proposal” means any proposal or offer from any person or group providing for (A) any direct or indirect acquisition, purchase or license, in a single transaction or a series of related transactions, of (1) 20% or more of the assets (including, for the avoidance of doubt, Intellectual Property) of ZS Pharma and its entities, taken as a whole, or (2) shares or any other Company Securities, which together with any other shares or other Company Securities beneficially owned by such person or group, would represent 20% or more of the outstanding shares of ZS Pharma, (B) any tender offer or exchange offer that, if consummated, would result in any person or group owning, directly or indirectly, 20% or more of the outstanding shares of ZS Pharma, (C) any merger, consolidation, business combination, share exchange or similar transaction involving ZS Pharma or any of its subsidiaries pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, 20% or more of the aggregate voting power of ZS Pharma or of the surviving entity in a merger or the resulting direct or indirect parent of the ZS Pharma or such surviving entity or 20% or more of the assets (including, for the avoidance of doubt, Intellectual Property) of ZS Pharma and its subsidiaries, taken as a whole, or (D) any reorganization, recapitalization, extraordinary dividend, liquidation, dissolution or any other similar transaction involving ZS Pharma or any of its subsidiaries, other than, in each case, the transactions contemplated by the Merger Agreement.

“Superior Proposal” means any bona fide, written Takeover Proposal (except that all references to “20%” therein shall be deemed to be references to “50%” for this purpose) received after November 5, 2015 which the ZS Pharma Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (x) is reasonably capable of being consummated in accordance with its terms without undue delay and for which financing, if a cash transaction (whether in whole or in part), is reasonably determined by the ZS Pharma Board to be available, and (y) if consummated, would be more favorable to the stockholders of ZS Pharma from a financial point of view than the Offer and the Merger, in each case taking into account all relevant factors, including all the terms and conditions of such Takeover Proposal and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in connection with the process described below in “—Last Look).

ZS Pharma Board Recommendation

ZS Pharma has represented to Parent and Purchaser in the Merger Agreement that the ZS Pharma Board, at a meeting duly called and held, unanimously:

•	determined that the Merger Agreement and the transactions contemplated thereby are fair and in the best interests of the stockholders of ZS Pharma;

•	approved and declared advisable this Agreement, including the agreement of merger (as such term is used in Section 251 of the Corporation Law) contained in this Agreement; and

•	resolved to recommend that the holders of ZS Pharma’s common stock accept the Offer and tender their shares pursuant to the Offer (the recommendation in this bullet, the “ZS Pharma Board Recommendation”).

Under the Merger Agreement, neither the ZS Pharma Board nor any committee thereof may:

•	withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw or rescind (or modify or qualify in a manner adverse to Parent or Merger Sub), the ZS Pharma Board Recommendation or the findings or conclusions of the ZS Pharma Board;

•	approve or recommend the adoption of, or publicly propose to approve, declare the advisability of or recommend the adoption of, any Takeover Proposal; or

•	fail to include the ZS Pharma Board Recommendation in the Schedule 14D-9 when disseminated to ZS Pharma’s stockholders (any action described in this or the preceding two bullets being referred to herein as an “Adverse Recommendation Change”).

Nothing in the Merger Agreement prevents ZS Pharma or the ZS Pharma Board from taking and disclosing to ZS Pharma’s stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act if, in the judgment of the ZS Pharma Board (after consultation with outside legal counsel) failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, or otherwise violate its obligations under applicable law. However, no Adverse Recommendation Change may be made unless ZS Pharma has first complied with its obligations noted below in “—Last Look.”

Last Look

At any time prior to the Acceptance Time, the ZS Pharma Board may (i) effect an Adverse Recommendation Change in response to a Superior Proposal or (ii) effect an Adverse Recommendation Change in response to an event, fact, development or occurrence that was not known or reasonably foreseeable to the ZS

Pharma Board or the material consequences of which were not reasonably foreseeable as of November 5, 2015 and does not relate to a Takeover Proposal (an “Intervening Event”), provided that:

•	the ZS Pharma Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law;

•	in the case of an Adverse Recommendation Change in response to a Superior Proposal, the ZS Pharma Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the applicable Takeover Proposal constitutes a Superior Proposal;

•	ZS Pharma has provided prior written notice (a “Notice of Intended Recommendation Change”) to Parent at least three business days prior to taking such action of its intent to take such action and specifying the reasons therefore; and

•	prior to effecting such Adverse Recommendation Change ZS Pharma will, and will cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during the three business day period to make any adjustments in the terms and conditions of the Merger Agreement as would obviate the basis for an Adverse Recommendation Change.

Any material change to the financial terms (including any change to the amount or form of consideration payable) or other material revisions in connection with an applicable Takeover Proposal will require a new Notice of Intended Recommendation Change and an additional period of two business days (instead of three business days).

Regulatory Undertaking

See “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings.”

Access to Information

Other than as prohibited by law and subject to certain exceptions, ZS Pharma has agreed to afford to Parent, Purchaser and their authorized officers, employees, accountants, counsel and other Representatives reasonable access to its and its subsidiaries’ personnel, properties, businesses, operations, books and records Parent or Purchaser may reasonably request, including to observe one or more manufacturing runs of ZS-9 (as defined above in “Section 8—Certain Information Concerning ZS Pharma”).

In addition, provided that ZS Pharma will have final authority over the form and content of all submissions and communications with the FDA and any similar government entity and subject to compliance with any of its confidentiality obligations to third parties, ZS Pharma will:

•	promptly notify Parent in writing of any significant data relating to the safety or effectiveness of ZS-9, or the manufacturing thereof;

•	reasonably consult with Parent in connection with any proposed meeting with the FDA relating to ZS-9;

•	promptly inform Parent of, and provide Parent with a reasonable opportunity to review, any material filing, correspondence, or substantive communication relating to ZS-9 proposed to be submitted to the FDA and any similar foreign governmental entity relating to the Key Product;

•	promptly inform Parent of any material oral or written substantive communication from or to the FDA and any similar foreign governmental entity relating to ZS-9;

•	promptly inform Parent of, and provide Parent with a reasonable opportunity to comment on, any material change to ZS-9 that would reasonably be expected to affect its regulatory approval status; and

•	consider in good faith and incorporate any comments or other input provided by Parent in respect of the foregoing.

Director and Officer Indemnification and Insurance

The Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or was a director or officer of ZS Pharma (each an “Indemnified Party”). Specifically, all rights to indemnification, exculpation and advancement of expenses in favor of any Indemnified Party, as provided in ZS Pharma’s certificate of incorporation, the ZS Pharma by-laws or under any agreement in effect as of November 5, 2015 in the form made available to Parent prior to November 5, 2015 with respect to matters occurring prior to or at the Merger Effective Time, will (i) survive the Offer Closing and (ii) continue in full force and effect in accordance with their respective terms. In addition, for a period of not less than six (6) years from the Merger Effective Time, Parent will cause ZS Pharma as the surviving corporation to indemnify and hold harmless each such Indemnified Person with respect to all actions or omissions conducted by such Indemnified Persons in their capacities, to the extent provided in the ZS Pharma certificate of incorporation, the ZS Pharma by-laws or under any of the aforementioned agreements.

For a period of six (6) years after the Merger Effective Time, ZS Pharma as the surviving corporation will maintain policies of directors’ and officers’ liability insurance (which may take the form of an extended reporting period, endorsement or policy) covering the individuals covered by ZS Pharma’s directors’ and officers’ liability insurance policies on November 5, 2015, in an amount and scope at least as favorable as ZS Pharma’s policies existing on November 5, 2015. Neither Parent nor ZS Pharma as the surviving corporation will be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium paid by ZS Pharma for coverage for its last full fiscal year for such insurance. In addition, if the annual premiums of such insurance coverage exceed such amount, if and to the extent available commercially, Parent or ZS Pharma as the surviving corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. However, in lieu of such insurance, ZS Pharma, Parent or ZS Pharma as the surviving corporation may purchase, a six-year “tail” prepaid policy on the directors’ and officers’ liability insurance policies on terms and conditions no less favorable than the directors’ and officers’ liability insurance policies in effect on November 5, 2015, provided that the maximum aggregate annual premium for such insurance policies for any such year will not be in excess of the maximum aggregate annual premium contemplated by the immediately preceding sentence.

If any Indemnified Person notifies ZS Pharma as the surviving corporation on or prior to the sixth anniversary of the Merger Effective Time that a legal proceeding has been commenced against such Indemnified Person with respect to which the Indemnified person expects to seek indemnification pursuant to the Merger Agreement, the aforementioned indemnification provisions of the Merger Agreement will continue with respect to such legal proceeding until the legal proceeding’s final disposition. The aforementioned indemnification rights granted pursuant to the Merger Agreement will survive the consummation of the Merger and are intended to benefit the Indemnified persons and their respective heirs and legal representatives. These rights are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Employee Matters

The Merger Agreement provides that Parent shall or shall cause ZS Pharma as the surviving corporation to assume, honor and fulfill the ZS Pharma Plans in accordance with their terms as in effect immediately prior to November 5, 2015, or as subsequently amended in accordance with their terms.

Under the Merger Agreement, Parent agrees that, for a period of at least 12 months following the Merger Effective Time (or, if earlier, the date of termination of the applicable employee of ZS Pharma who continues to be employed by Parent, ZS Pharma as the surviving corporation or any subsidiary of Parent (each such employee, a “Continuing Employee”)), it shall, or it shall cause ZS Pharma as the surviving corporation to, (i) provide each Continuing Employee with at least the same level of base salary or hourly wage rate, as applicable, and annual cash incentive compensation targets (excluding equity compensation) that were provided to such Continuing

Employee immediately prior to the Merger Effective Time and (ii) provide each Continuing Employee with “employee welfare benefits” (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and “employee pension benefits” (within the meaning of Section 3(2) of ERISA) (excluding equity compensation) that are no less favorable in the aggregate than those provided to such Continuing Employee immediately prior to the Merger Effective Time. In addition, Parent shall, or shall cause ZS Pharma as the surviving corporation to, provide severance payments and benefits to each Continuing Employee whose employment is terminated without cause on or before the first anniversary of the date of the Merger Effective Time, that are consistent with the severance payments and benefits that would have been paid or provided under the terms and conditions of ZS Pharma’s existing severance plan.

For purposes of eligibility, vesting and benefit accrual (solely for the purposes of determining accrual of vacation and paid time off) under the employee benefit plans, programs, policies and arrangements maintained by Parent or ZS Pharma as the surviving corporation providing benefits to any Continuing Employee following the Merger Effective Time (collectively, the “Parent Benefit Plans”), Parent shall, and shall cause ZS Pharma as the surviving corporation to, cause service rendered by each Continuing Employee to ZS Pharma prior to the Merger Effective Time to be credited for all purposes (other than for purposes of determining an accrued benefit under any defined benefit pension plan) to the same extent as such Continuing Employee was entitled, prior to the Merger Effective Time, to credit for such service under any similar ZS Pharma Plan. However, in no event shall Continuing Employees be entitled to service credit to the extent that such service credit would result in a duplication of benefits for the same period of service.

In addition, Parent shall use commercially reasonable efforts to cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent such coverage replaces coverage under a comparable ZS Pharma Plan in which such Continuing Employee participated immediately before the Merger Effective Time. For purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee from and after the Merger Effective Time, (i) Parent shall use commercially reasonable efforts to cause all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of such Parent Benefit Plan to be waived for such Continuing Employee and his or her covered dependents to the extent that such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under the comparable ZS Pharma Plan and (ii) Parent shall use commercially reasonable efforts to recognize, or cause to be recognized, any eligible expenses incurred by such Continuing Employee and his or her covered dependents under a ZS Pharma Plan during the portion of the plan year prior to the Merger Effective Time to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.

Immediately following the Merger Effective Time, Parent shall, or shall cause ZS Pharma as the surviving corporation to, pay each Continuing Employee a bonus under the ZS Pharma annual bonus programs that are applicable to such Continuing Employee for the fiscal year in which the Merger Effective Time occurs, and (i) if the date on which the Merger closes (the “Closing Date”) occurs on or prior to December 31, 2015, such bonus shall be the full bonus payable for the 2015 fiscal year calculated based on the assumption that all performance goals for the 2015 fiscal year have been achieved at their target levels and the Closing Date had occurred on December 31, 2015 and (ii) if the Closing Date occurs after December 31, 2015, such bonus payable by Parent or ZS Pharma as the surviving corporation shall be calculated based upon the assumption that all performance goals for ZS Pharma’s 2016 fiscal year have been achieved at their target levels and prorated based on the number of days that have elapsed in such fiscal year as of the Closing Date, and each such Continuing Employee shall be eligible to participate in a bonus program of Parent or one of its Affiliates for the balance of the fiscal year of Parent in effect on the Closing Date. If the Closing Date occurs after December 31, 2015, ZS Pharma shall pay any bonuses with respect to the 2015 fiscal year by no later than December 31, 2015, and such bonuses may be calculated on the basis described in clause (i) of the first sentence of this paragraph. Additionally, irrespective of when the Closing Date occurs, ZS Pharma may determine that certain ZS Pharma employees may receive a bonus in excess of the target level with respect to ZS Pharma’s 2015 fiscal year and/or in excess of the pro rata bonus amount described in clause (ii) of the first sentence of this paragraph (but not greater in the aggregate than twice a full year’s bonus calculated based on performance at target levels) for the 2016 fiscal year, and in either case, the aggregate value of any bonuses that are paid in excess of their target levels with respect to ZS Pharma’s 2015 and/or 2016 fiscal years, combined, shall in no event exceed $1,500,000.

If requested by Parent at least 10 business days prior to the Merger Effective Time, ZS Pharma shall terminate any and all ZS Pharma Plans intended to qualify under Section 401(k) of the Code (the “ZS Pharma 401(k) Plan(s)”), effective not later than the business day immediately preceding the Merger Effective Time. In the event that Parent requests that the ZS Pharma 401(k) Plan(s) be terminated, ZS Pharma and Parent shall take any and all action as may be required to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in cash or notes (in the case of loans) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from the ZS Pharma 401(k) Plan(s) to the tax-qualified defined contribution retirement plan designated by Parent upon receipt of a favorable determination letter from the Internal Revenue Service on termination for the ZS Pharma 401(k) Plan(s).

Approval of Compensation Arrangements

Pursuant to the Merger Agreement, ZS Pharma has agreed not to, from and after November 5, 2015 and until the Merger Effective Time, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or former director, manager, officer, employee or independent contractor of ZS Pharma, unless prior to such entry into, establishment, amendment or modification, the compensation committee of the ZS Pharma Board (each member of which the ZS Pharma Board determined is an “independent director” within the meaning of the applicable NASDAQ rules and in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at the time of any such action) shall have taken all such steps as may reasonably be necessary to (i) approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

ZS Pharma Credit Facility

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger, ZS Pharma will cause all obligations outstanding under the credit and security agreement, by and among ZS Pharma, as borrower, MidCap Financial SBIC, LP, as administrative agent and certain lenders listed in the Merger Agreement, dated as of July 14, 2014 (the “Credit Agreement”), to be repaid in full.

Conditions to the Offer

See “—Section 15—Conditions to the Offer”.

Conditions to the Merger

The obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) has accepted for payment all shares of ZS Pharma validly tendered and not validly withdrawn pursuant to the Offer; and

•	there is no law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Merger by any governmental entity that is in effect, and no governmental entity has taken any other action, to make illegal or otherwise prohibit the consummation of the Merger.

Termination

The Merger Agreement may be terminated at any time prior to the Acceptance Time:

•	by mutual written consent of ZS Pharma and Parent;

•	by either ZS Pharma or Parent if, prior to the Acceptance Time, any court of competent jurisdiction or other governmental entity has issued an order, injunction or decree, or taken any other action, the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger, and such order, injunction, decree or other action has become final and non-appealable; however, (i) the party seeking to terminate the Merger Agreement for this reason must have complied with its obligations under the Merger Agreement to contest, appeal and remove such order, injunction, decree or action, and (ii) the right to terminate in this manner is not available to any party whose material breach of its obligations under the Merger Agreement has been a principal cause of such order, injunction, decree or action;

•	by either ZS Pharma or Parent if (i) the Offer has expired or terminated in accordance with its terms and in each case, the Acceptance Time has not occurred within three business days thereafter, or (ii) the Acceptance Time fails to occur on or before the Outside Date, provided that the right to terminate by such means will not be available to any party whose material breach of its obligations under the Merger Agreement causes such failure;

•	by Parent, at any time prior to the Acceptance Time:

•	if there is any breach of or inaccuracy in any of ZS Pharma’s representations or warranties under the Merger Agreement, or ZS Pharma has failed to perform any of its covenants or agreements pursuant to the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of certain conditions to the Offer and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty business days following Parent’s delivery of written notice to ZS Pharma of such breach or failure to perform; however, the Parent does not have the right to terminate the Merger Agreement in this manner if Parent or Purchaser is, at the time, in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement, such that ZS Pharma has the right to terminate the Merger Agreement;

•	in the event that either of the following have occurred: (i) an Adverse Recommendation Change, (ii) a tender or exchange offer relating to securities of ZS Pharma has commenced and ZS Pharma has not publicly announced, within ten business days after the commencement of such tender or exchange offer, that ZS Pharma recommends rejection of such tender or exchange offer, and ZS Pharma has not issued a press release that expressly reaffirms the ZS Pharma Board Recommendation within such ten business day period, or (iii) ZS Pharma has intentionally or materially breached its obligations under the Merger Agreement with regards to non-solicitation;

•	by ZS Pharma, at any time prior to the Acceptance Time:

•

if there has been any breach or inaccuracy in any of Parent’s or Purchaser’s representations or warranties under the Merger Agreement, or Parent or Purchaser has failed to perform any of its covenants or agreements pursuant to the Merger Agreement, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), and (ii) (A) is not capable of being cured prior to the Outside Date or (B) is not cured within twenty business days following ZS

Pharma’s delivery of written notice to Parent of such breach or failure to perform; however, ZS Pharma does not have the right to terminate the Merger Agreement in this manner if ZS Pharma is, at the time, in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement, such that Parent has the right to terminate the Merger Agreement; or

•	if the ZS Pharma Board is permitted to make an Adverse Recommendation Change in response to a Superior Proposal, in order to enter into an acquisition agreement, merger agreement or other definitive agreement providing for such Superior Proposal immediately following or concurrently with such termination, provided that the Superior Proposal did not result from a breach of ZS Pharma’s non-solicitation obligations under the Merger Agreement, and subject to the condition that ZS Pharma pay the ZS Pharma Termination Fee (as described in further detail below in “—ZS Pharma Termination Fee”) in order to terminate the Merger Agreement.

Except in the case of termination by mutual consent of the Parent and ZS Pharma, in each of the aforementioned circumstances, the party seeking termination must provide written notice of the termination of the Merger Agreement to the other party in accordance with the notice provisions of the Merger Agreement.

ZS Pharma Termination Fee

ZS Pharma has agreed to pay Parent a termination fee of $86,109,000 (the “ZS Pharma Termination Fee”) if the Merger Agreement is terminated as follows:

•	if, (i) after November 5, 2015, a Takeover Proposal (for purposes of this bullet, substituting 50% for the 20% thresholds contained in the definition of “Takeover Proposal” described above under “—No Solicitation”) has become publicly known and not publicly withdrawn prior to the termination of the Merger Agreement; (ii) thereafter, the Merger Agreement is terminated (A) by Parent or ZS Pharma because (1) the Offer has expired (and has not been extended) or has terminated in accordance with its terms and has not been consummated within three business days thereafter or (2) the Acceptance Time does not occur on or before the Outside Date, as discussed further under “—Termination,” in each case of clauses (1) and (2), solely as a result of a failure to satisfy the Minimum Condition, or (B) by Parent because ZS Pharma has breached any of its representations or warranties or failed to perform any of its covenants under the Merger Agreement, as discussed further under “—Termination,” due to a willful breach by ZS Pharma; and (iii) within twelve (12) months of such termination, the ZS Pharma Board recommends to ZS Pharma’s stockholders any Takeover Proposal that is subsequently consummated, or ZS Pharma or any of its Subsidiaries enters into any acquisition agreement, merger agreement or other definitive agreement that provides for a Takeover Proposal that is subsequently consummated, or a Takeover Proposal is consummated;

•	if the Merger Agreement is terminated by Parent in the event of (i) an Adverse Recommendation Change, (ii) a tender or exchange offer relating to securities of ZS Pharma having been commenced, and ZS Pharma shall not have publicly announced, within ten business days after the commencement of such tender or exchange offer, that ZS Pharma recommends rejection of such tender or exchange offer, and ZS Pharma shall not have issued a press release that expressly reaffirms the ZS Pharma Board Recommendation or (iii) if ZS Pharma has intentionally and materially breached its obligations under the non-solicitation provisions of the Merger Agreement, as discussed further under “—Termination”; or

•	if the Merger Agreement is terminated by ZS Pharma if the ZS Pharma Board is permitted to make an Adverse Recommendation Change in response to a Superior Proposal in order to enter into an acquisition agreement, merger agreement or other definitive agreement providing for such Superior Proposal immediately following or concurrently with such termination, as discussed further under “—Termination.”

The parties have acknowledged that the agreement to pay such ZS Pharma Termination Fee constitutes liquidated damages and not a penalty. The ZS Pharma Termination Fee is payable only once and not in duplication, though it may be payable under one or more of the aforementioned bullet points. If ZS Pharma fails to pay the ZS Pharma Termination Fee promptly when due, and in order to obtain the payment, Parent commences an action or other proceeding that results in an award against ZS Pharma for the ZS Pharma Termination Fee, ZS Pharma has also agreed to pay Parent’s costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such action or proceeding, together with interest on the amount of the ZS Pharma Termination Fee, accruing from the date such payment was required to be made until the date of payment at the Prime lending rate (as published in The Wall Street Journal in effect on the date the payment was required to be made).

Payment of the ZS Pharma Termination Fee constitutes the sole and exclusive remedy of Parent and Purchaser against ZS Pharma and its subsidiaries and their respective current, former or future Representatives for any loss suffered as a result of the failure of the transactions contemplated by the Merger Agreement to be consummated. Upon payment of the ZS Pharma Termination Fee, none of ZS Pharma or its subsidiaries or any of their respective current, former or future Representatives will have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement.

Amendment; Extension; Waiver

Prior to the Merger Effective Time and to the extent permitted by law, any provision of the Merger Agreement may be amended by ZS Pharma, Parent or Purchaser, except that after the Offer Closing, the Merger Agreement may not be amended in any manner that causes the cash amount paid at the Merger Effective Time to not equal the Offer Price. The Merger Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

In addition, each party to the Merger Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant to the Merger Agreement by any other applicable party or (c) waive compliance by any party with any of the agreements or conditions contained within the Merger Agreement. Such an extension or waiver will only be valid if set forth in an instrument in writing signed on behalf of the party seeking such extension or waiver. Any agreement on the part of any party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure or delay of any party to this Agreement to assert any of its rights, powers or privileges under this Agreement or otherwise will not constitute a waiver of such rights, powers or privileges.

The Confidentiality Agreement

ZS Pharma and AZPLP entered into the Confidentiality Agreement (as defined above in “—Section 11—Background of the Offer”) on September 23, 2015. As a condition to being furnished Confidential Information (as defined in the Confidentiality Agreement), AZPLP and ZS Pharma agreed, subject to certain exceptions, that, for a period of two years from the date of the Confidentiality Agreement, they would, and they would direct their representatives and affiliates to, keep such Confidential Information confidential and to use such information solely for the purpose of exploring and evaluating a possible transaction between the parties. The Confidentiality Agreement also required that each party would be jointly and severally liable for any breach of the Confidentiality Agreement by its representatives or affiliates.

The Confidentiality Agreement contains standstill provisions that restrict for a period of one year the ability of AZPLP and its affiliates to, among other things, (i) acquire, by purchase or otherwise, any securities or assets of ZS Pharma or its subsidiaries, (ii) enter into any acquisition transaction or other business combination relating to AX Pharma or its subsidiaries, (iii) make or in any way participate in any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote any voting securities of ZS Pharma, or (iv) seek or propose to influence or control ZS Pharma’s management or policies. The Confidentiality Agreement also restricts for a period of eighteen months the ability of AZPLP to hire or solicit for hire certain employees of ZS Pharma. The Confidentiality Agreement expires on September 22, 2017. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which Purchaser has filed as an Exhibit to the Schedule TO, and which you may examine.

The Tender and Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements with Alta Partners VIII, L.P, Devon Park Bioventures, L.P., Devon Park Associates, L.P., Sofinnova Venture Partners VIII, L.P., D. Jeffrey Keyser and Alvaro Guillem (collectively, the “Supporting Stockholders”), all of which collectively own approximately 24.7% of the outstanding Shares as of November 5, 2015.

Pursuant to the Tender and Support Agreements, each Supporting Stockholder has agreed to tender in the Offer all Shares (including any Shares acquired by such Supporting Stockholder after the date of the Tender and Support Agreement, whether upon the exercise of ZS Pharma options, restricted stock units or options granted under the ESPP or otherwise) beneficially owned by the Supporting Stockholder. In addition, the Supporting Stockholders have each agreed, during the time the Tender and Support Agreement is in effect, at any annual or special meeting of the stockholders of ZS Pharma, including any adjournment or postponement thereof, in connection with any action proposed to be taken by written consent of the stockholders of ZS Pharma, to (i) cause all of their Shares to be counted as present for purposes of determining a quorum and (ii) be present and vote or deliver a written consent with respect to all of its Shares:

•	against any change in the ZS Pharma Board;

•	against any Takeover Proposal (as defined above in “—Section 13—The Transaction Documents—The Merger Agreement—No Solicitation”); and

•	against any other action, agreement or transaction involving ZS Pharma that is intended, or would reasonably be expected to, impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, including:

•	any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving ZS Pharma (other than the Merger), or a sale of all or substantially all the assets of ZS Pharma;

•	any liquidation, dissolution, recapitalization, restructuring or other reorganization of ZS Pharma; or

•	any amendment to ZS Pharma’s certificate of incorporation, by-laws or other applicable governing documents.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing.

The Supporting Stockholders have also agreed not to, directly or indirectly, subject to certain exceptions, (i) create or permit to exist any encumbrance, other than those permitted by the Tender and Support Agreement, on any of such Supporting Stockholder’s Shares; (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to any of such Supporting Stockholder’s Shares, or any right or interest therein; (iii) enter into any contract with respect to any transfer of such Supporting Stockholder’s Shares or any interest therein; (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Supporting Stockholder’s Shares; (v) deposit or permit the deposit of any of such Supporting Stockholder’s Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s Shares; or (vi) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations under the Tender and Support Agreement in a material way, or otherwise make any representation or warranty of such Supporting Stockholder pursuant to the Tender and Support Agreement untrue or incorrect if such action had occurred on or prior to the date of the Tender and Support Agreement. The Supporting Stockholders have also agreed to forever waive and not exercise any appraisal rights or dissenters’ rights and to comply with specified non-solicitation provisions.

The Tender and Support Agreement is subject to termination automatically with respect to a particular Supporting Stockholder, without any notice or other action by any party to the Tender and Support Agreement, upon the first to occur of: (i) the valid termination of the Merger Agreement in accordance with its terms; (ii) an Adverse Recommendation Change (as defined above in “—Section 13—The Transaction Documents—The Merger Agreement—ZS Pharma Board Recommendation”); (iii) the Merger Effective Time; (iv) the entry, without the prior written consent of any Supporting Stockholder, into any amendment or modification to the Merger Agreement or any waiver of any of ZS Pharma’s rights under the Merger Agreement, in each case that results in a decrease in the Offer Price; or (v) the mutual written consent of the Parent and such Supporting Stockholder.

The foregoing summary description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which Purchaser has filed as an Exhibit to the Schedule TO, and which you may examine.

14.	Dividends and Distributions

As discussed in “—Section 13—The Transaction Documents—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from November 5, 2015 until the Merger Effective Time, without the prior written consent of Parent, which consent will not be unreasonably conditioned, withheld or delayed, and except as set forth in the confidential disclosure letter that ZS Pharma delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, ZS Pharma has agreed not to, and has agreed not to permit any of its subsidiaries to:

•	split, combine or reclassify any Company Securities or other voting securities or equity interests;

•	issue or authorize the issuance of any other securities in lieu of or in substitution for any Company Securities; or

•	declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Company Securities or other voting securities or equity interests or set a record date therefor.

15.	Conditions to the Offer

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer (subject to any applicable rules and regulations of the SEC), if:

(a)	the Minimum Condition is not satisfied;

(b)	the expiration or termination of the waiting period (and any extension thereof) or receipt of clearance under the HSR Act has not occurred, or such expiration or termination has occurred, subject to the imposition of a Burdensome Condition;

(c)	any of the following events exist and are continuing:

(i)	there is any law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Offer, by a governmental entity (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger) that is in effect, or if a governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Offer or the Merger or to impose any Burdensome Condition;

(ii)	there exists or is be instituted or pending any claim, suit, action or proceeding by a governmental entity seeking to impose any Burdensome Condition;

(iii)	ZS Pharma and Parent have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement has been terminated in accordance with its terms;

(iv)	(A) the representations and warranties of ZS Pharma relating to its capitalization and financial advisory are not true and correct as of November 5, 2015 and as of the Acceptance Time, as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for any inaccuracies that are de minimis in both amount and nature, (B) the representations and warranties of ZS Pharma regarding its (1) organization and good standing, (2) capitalization, (3) corporate power and authority, (4) brokers, finders, investment bankers or financial advisors, (5) state takeover statutes and (6) Rule 14d-10 matters, that are qualified as to materiality or Material Adverse Effect (as defined below) are not true and correct in all respects, and any such representations or warranties that are not so qualified are not true and correct in any material respect, as of November 5, 2015 and as of the Acceptance Time, as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (C) the representation of ZS Pharma relating to the absence, since December 31, 2014 until November 5, 2015, of any effect, state of facts, condition, circumstance, change, event development or occurrence that has had or would reasonably expected to result in a Material Adverse Effect is not true and correct in all respects and (D) any other representations and warranties of ZS Pharma set forth in the Agreement are not true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of November 5, 2015 and as of the Acceptance Time, as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of clause (D), where the failure of any such representations and warranties to be so true and correct has not had and would not be reasonably expected to have a Material Adverse Effect;

(v)	ZS Pharma has failed to perform or comply with, in any material respect, any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement at or prior to the Acceptance Time, and has not cured such failure on or prior to the Acceptance Time;

(vi)	after November 5, 2015, there has occurred, and is continuing, a Material Adverse Effect (or any fact, condition, change, development or event that would reasonably be expected to have a Material Adverse Effect);

(vii)	ZS Pharma has failed to deliver to Purchaser a certificate signed by the chief executive officer or the chief financial officer of ZS Pharma, dated as the date of the Acceptance Time, certifying that conditions to the Offer specified in the preceding paragraphs (iv), (v) and (vi) do not exist; or

(viii)	the obligations under the Credit Agreement have not been paid in full.

As used in the Merger Agreement, “Material Adverse Effect” includes any effect, state of facts, condition, circumstance, change, event, development or occurrence that (A) has a material adverse effect on the business, condition (financial or otherwise), assets or results of operations of ZS Pharma and each of its subsidiaries, taken as a whole or (B) prevents, materially impedes or materially delays the consummation of the Offer, the Merger and the other transactions contemplated hereunder to a date following the Outside Date; provided that, for the purposes of clause (A), the following, among others, alone or in combination, do not constitute and should not be taken into account in determining whether there has been a Material Adverse Effect:

(a)	changes in general economic, credit, capital or financial markets or political conditions in the United States;

(b)	any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

(c)	any change after the Agreement Date in applicable Law or GAAP (or authoritative interpretation or enforcement thereof);

(d)	general conditions in the pharmaceutical or biotechnology industries;

(e)	any hurricane, tornado, flood, volcano, earthquake or other natural disaster;

(f)	the failure, in and of itself, of ZS Pharma to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics, or changes in the market price or trading volume of shares or the credit rating of ZS Pharma (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise excluded);

(g)	any action or inaction after November 5, 2015, including any decision, recommendation or statement of, or requirement imposed by any governmental entity, panel or advisory body or any professional medical organization with respect to (A) ZS-9 (or ZS Pharma with respect to ZS-9) or (B) any product of any competitor of ZS Pharma (or such competitor with respect thereto), including in each case any labelling, pre-clinical, clinical or post-marketing requirements;

(h)	any regulatory or clinical changes, events or developments after November 5, 2015 with respect to ZS-9 or with respect to any product of any competitor of ZS Pharma;

(i)	any side effects, adverse events or safety observations after November 5, 2015 that result from use of ZS-9;

(j)	the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby, or the public announcement thereof (provided that this will not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement); or

(k)	any action taken by ZS Pharma or its subsidiaries at Parent’s or Purchaser’s express written request.

However, the Merger Agreement provides that in the case of clause (a), (b), (c), (d) or (e) described above, to the extent that ZS Pharma and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which ZS Pharma and its subsidiaries operate, the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect.

16.	Certain Legal Matters; Regulatory Approvals

Regulatory Matters

General

Based on our examination of publicly available information filed by ZS Pharma with the SEC and other publicly available information concerning ZS Pharma, we are not aware of any governmental license or regulatory permit that appears to be material to ZS Pharma’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “—State

Takeover Statutes,” such approval or other action will be sought. However, except as described under “—Antitrust,” there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to ZS Pharma’s business or certain parts of ZS Pharma’s business might not have to be disposed of, any of which may give us the right to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, ZS Pharma is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” ZS Pharma has represented to us in the Merger Agreement that, assuming certain representations and warranties made by Purchaser and Parent are true and correct, it has taken sufficient action in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. ZS Pharma, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and ZS Pharma filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on November 13, 2015. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on November 30, 2015, but this period may be shortened if the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period, or it may be lengthened if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten calendar days after substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or agreement of Parent, ZS Pharma, Purchaser and the Antitrust Division or the FTC, as applicable.

Regulatory Review

The Antitrust Division, the FTC, the FCO and the FCA frequently scrutinize the legality of transactions such as the Offer or the Merger under applicable antitrust and competition laws. At any time before or after the consummation of any such transactions, these authorities could take such actions as they deem necessary or desirable, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger, divestiture of the Shares so acquired or divestiture of Ultimate Parent’s or ZS Pharma’s assets. In some cases, private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If any applicable waiting period has not expired or been terminated or any termination or approval required to consummate the Offer or the Merger has not been obtained, we will not be obligated to accept for payment or pay for any tendered Shares unless and until such approval or termination has been obtained or such applicable waiting period has expired or been terminated. See “Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Regulatory Undertakings

The parties to the Merger Agreement have agreed, in consultation with one another and as promptly as practicable following November 5, 2015 (but in no event later than within five business days of November 5, 2015), to file any required submissions under the HSR Act in connection with the transactions contemplated by the Merger Agreement (an “HSR Filing”).

In connection with the foregoing, each of the parties has agreed to use its reasonable best efforts to (i) furnish information required in connection with such submissions under the HSR Act (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable); (ii) to obtain early termination of the waiting period under the HSR Act; (iii) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act, including with respect to: (a) the receipt of any non-action, action, clearance, consent, approval or waiver, (b) the expiration of any waiting period, (c) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under competition laws and (d) the nature and status of any objections raised or proposed or threatened to be raised under competition laws with respect to the Merger Agreement, the Offer, the Merger, or the other transactions contemplated by the Merger Agreement; and (iv) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any governmental entity.

In addition, the ZS Pharma, Parent and Purchaser will cooperate with one another in promptly (i) determining whether any filings are required to be or should be made or any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments that ZS Pharma is a party to or related to ZS Pharma’s business in connection with the Merger Agreement, the Offer, the Merger or other transactions contemplated by the Merger Agreement, and (ii) making any such filings, furnishing information required in connection with such filings, and seeking to obtain, in a timely fashion, any such consents, permits, approvals or waivers.

Furthermore, each of ZS Pharma, Parent and Purchaser have agreed to (i) promptly notify the other parties of, and if in writing, furnish the other parties with copies of any substantive communication to such party from a governmental entity, and permit the others to review and discuss in advance any proposed written substantive communication to a governmental entity concerning the Offer or the Merger, and (ii) keep the other parties reasonably informed of any developments, requests for meetings or discussions with any governmental entity, in each case in respect of any filings, investigation or inquiry concerning the Offer or the Merger. Parent has the right to control, lead, determine and direct the strategy and process by which the parties to the Merger Agreement will seek required consents, approvals, clearances, waivers, waiting period expirations and terminations and removal of all impediments (including all elements of any proceeding or litigation and communications with any governmental entity). Parent has agreed to consult with ZS Pharma and consider in good faith the views of ZS Pharma prior to proposing, negotiating, or entering into any agreement, undertaking or understanding (whether oral or written) with any governmental entity relating to any competition laws, provided that the final determination as to the appropriate course of action will be made by Parent.

In the event that any litigation or other administrative or judicial action is commenced challenging any of the transactions contemplated by the Merger Agreement and such litigation or action seeks to prevent, impede or delay the consummation of the Offer, the Merger or any other transaction contemplated by the Merger Agreement, each of ZS Pharma, Parent and Purchaser agree to cooperate with each other and use its respective reasonable best efforts to contest and resist such litigation or action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that may result from such litigation, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts the consummation of the transactions contemplated by the Merger Agreement, unless Parent and ZS Pharma mutually agree otherwise. ZS Pharma, Parent and Purchaser agree to keep the other parties reasonably informed (but only to the extent that doing so would not jeopardize privilege) regarding any such litigation or action. ZS Pharma will use reasonable best efforts to cooperate with Parent (and will use reasonable best efforts to cause its representatives to cooperate with Parent) in connection with, and will consult with and permit Parent and its representatives to actively participate in the defense of any such litigation or action, and will use reasonable best efforts to reflect and incorporate any advice or other input from Parent with respect to such litigation or action. In addition, ZS Pharma may not settle or enter into any negotiations or settlement of any such litigation or action without the prior written consent of Parent (which cannot be unreasonably conditioned, withheld or delayed).

Parent also agrees to, and agrees to cause its controlled affiliates to, take all actions necessary to avoid or eliminate each and every impediment under any competition law, so as to enable the consummation of the transactions contemplated by the Merger Agreement to occur as soon as reasonably possible, including but not limited to: (i) proposing, negotiating, committing to and effecting, by consent decree, a hold separate order or otherwise, the sale, divestiture or disposition of businesses, product, groups or assets of Parent or its controlled affiliates and (ii) taking or committing to take actions that, after the Closing Date, would limit its or its controlled affiliates’ freedom of action with respect to, or its ability to retain, one or more of the businesses, products, groups or assets of Parent and its controlled Affiliates, and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated by the Merger Agreement. In this regard, Parent will, and will cause its controlled affiliates to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to its or its controlled affiliates’ ability to retain, any of the businesses, products, groups or assets of Parent or any of its controlled affiliates. However, Parent and its controlled affiliates are not expected to take any action that would reasonably be expected to have a material and adverse effect on Parent and its controlled affiliates, considered as a whole (any such action, a “Burdensome Condition”).

Neither Parent nor ZS Pharma will, or permit their subsidiaries to, acquire any business, person or division thereof or otherwise acquire or agree to acquire any assets if entering into a definitive agreement relating to such acquisition would reasonably be expected to materially increase the risk of not obtaining the applicable consent, clearance, approval, authorization or waiver under the HSR Act with respect to the transactions contemplated by the Merger Agreement. In addition, prior to the Merger Effective Time, ZS Pharma will cooperate with Parent and use reasonable best efforts to take all actions reasonably necessary, proper or advisable on its part, under applicable laws, rules and policies of the NASDAQ Global Market to cause the delisting of the Shares from the NASDAQ Global Market by ZS Pharma as the surviving corporation, as promptly as practicable after the Merger Effective Time and the deregistration of the Shares under the Exchange Act, as promptly as practicable after such delisting.

17.	Fees and Expenses

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Citibank, N.A., to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the

Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, ZS Pharma has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth the ZS Pharma Board Recommendation and furnishing certain additional related information. Our Schedule TO and the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning ZS Pharma” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.

Zanzibar Acquisition Corp.

November 18, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ULTIMATE PARENT

The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Ultimate Parent, of which Parent is a subsidiary, are set forth below. Unless otherwise indicated, the business address of each director, executive officer and controlling stockholder is 2 Kingdom Street, London, England W2 6BD United Kingdom.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Directors
Leif Johansson	64	Leif Johansson has served as a Director of AstraZeneca PLC since April 2012 and as the Non-Executive Chairman of the Board of AstraZeneca PLC since June 2012. Mr. Johansson currently serves as the Chairman of L.M. Ericsson, a position he has held since April 2011. From 1997 to 2011, he was Chief Executive Officer of AB Volvo. Prior to that, Mr. Johansson served at AB Electrolux, latterly as Chief Executive Officer from 1994 to 1997. He was a Non-Executive Director of Bristol-Myers Squibb from 1998 to September 2011, serving on the board’s audit committee, and compensation and management development committee. He holds an M.Sc. in engineering from Chalmers University of Technology, Gothenburg.	Sweden

Pascal Soriot	56	Pascal Soriot has served as Executive Director and Chief Executive Officer of AstraZeneca PLC since October 2012. From 2012 to September 2012, Mr. Soriot served as the Chief Operating Officer of Roche’s pharmaceuticals division, prior to which he served as the Chief Executive Officer of Genentech, a biologics business. Mr. Soriot is a doctor of veterinary medicine (École Nationale Vétérinaire d’Alfort, Maisons-Alfort) and holds an MBA from HEC, Paris.	France

Marc Dunoyer	63	Marc Dunoyer has served as a Director and Chief Financial Officer of AstraZeneca PLC since November 2013. Mr. Dunoyer joined AstraZeneca PLC in 2013, serving as Executive Vice-President, Global Product and Portfolio Strategy (“GPPS”), from June to October 2013. Prior to that, he served as the Global Head of Rare Diseases of GlaxoSmithKline and, concurrently, as the Chairman of GlaxoSmithKline Japan until June 2013. He holds an MBA from HEC, Paris and a Bachelor of Law degree from Paris University.	France

Rudy Markham	69	Rudy Markham has served as a Director of AstraZeneca PLC since September 2008 and as Senior Independent Non-Executive Director since April 2015. Mr. Markham is currently the Chairman and a Non-Executive Director of Moorfields Eye Hospital NHS Foundation Trust and a non-executive member of the boards of United Parcel Services, Inc., and Legal & General plc. He is also a non-executive	United Kingdom

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

		member of the operating and supervisory boards of the UK Foreign and Commonwealth Office, Chairman of the supervisory board of Corbion NV (formerly CSM NV), a Fellow of the Chartered Institute of Management Accountants and a Fellow of the Association of Corporate Treasurers. He served as a Non-Executive Director of the UK Financial Reporting Council from 2007 to 2012. Mr. Markham’s current business address is 162 City Rd, London EC1V 2PD, United Kingdom.

Cornelia Bargmann	54	Cornelia Bargmann has served as a Non-Executive Director of AstraZeneca PLC since April 2015. Dr. Bargmann currently serves as the Torsten N. Wiesel Professor and head of the Lulu and Anthony Wang Laboratory of Neural Circuits and Behavior at Rockefeller University. She has been a Howard Hughes Medical Institute investigator since 1995. She pursued a postdoctoral fellowship with H. Robert Horvitz at MIT until 1991, when she accepted a faculty position in the Department of Anatomy at the University of California, San Francisco, spending 13 years there, latterly as Vice-Chair of the department. Dr. Bargmann’s current business address is 1230 York Avenue, New York, New York.	United States

Geneviève Berger	60	Geneviève Berger has served as a Non-Executive Director of AstraZeneca PLC since April 2012. Ms. Berger currently serves as the Chief Research Officer of Firmenich SA and previously served as the Chief Science Officer at Unilever PLC and a member of the Unilever Leadership Executive from 2008 until April 2014. Ms. Berger was appointed Professor of Medicine at Université Pierre et Marie Curie, Paris in 2006. From 2003 to 2008, Ms. Berger was Professor and Hospital Practitioner at l’Hôpital de la Pitié-Salpêtrière, Paris. Previous positions Ms. Berger has held include Director of the Biotech and Agri-Food Department, Head of the Technology Directorate at the French Ministry of Research and Technology (1998-2000); Director General, Centre National de la Recherche Scientifique (2000-2003); and Chairman of the Health Advisory Board of the EU Commission (2006-2008). Ms. Berger was a non-executive board member of Unilever from 2007 to 2008 and has been a non-executive director of Smith & Nephew plc since 2010. Ms. Berger’s current business address is Route des Jeunes, 1 CH—1211 Geneva 8, Switzerland.	France

Bruce Burlington	67	Bruce Burlington has served as a Non-Executive Director of AstraZeneca PLC since August 2010. Mr. Burlington currently serves as a consultant, prior to which he held various positions at Wyeth (now part of Pfizer). Prior to joining Wyeth, Mr. Burlington spent 17 years and the Food & Drug Administration. His current business address is 222 Kent Oaks Way, Gaithersburg, Maryland 20878.	United States

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Ann Cairns	58	Ann Cairns has served as a Non-Executive Director of AstraZeneca PLC since April 2014. Ms. Cairns currently serves as the President, International Markets, at MasterCard. Prior to joining MasterCard in 2011, Ms. Cairns oversaw the European liquidation of Lehman Brothers Holdings International and was the Chief Executive, Transaction Banking at ABN AMRO. She holds a B.Sc. in Pure Mathematics from Sheffield University and an M.Sc. with research into medical statistics from Newcastle University in the United Kingdom. Ms. Cairns’ current business address is 10 Upper Bank Street, Canary Wharf, London E14 5NP United Kingdom.	United Kingdom

Graham Chipcase	52	Graham Chipcase has served as a Non-Executive Director of AstraZeneca PLC since April 2012. Mr. Chipcase currently serves as the Chief Executive Officer of global consumer packaging company, Rexam PLC, a position he has held since 2010 after serving at Rexam as Group Director, Plastic Packaging, and Group Finance Director. Previously, he was the Finance Director of Aerospace Services at the global engineering group GKN PLC from 2001 to 2003. Mr. Chipcase is a Fellow of the Institute of Chartered Accountants in England and Wales and holds an MA (Hons) in Chemistry from Oriel College, Oxford. Mr. Chipcase’s current business address is 4 Millbank, London SW1P 3XR United Kingdom.	United Kingdom

Jean-Philippe Courtois	55	Jean-Philippe Courtois has served as a Non-Executive Director of AstraZeneca PLC since February 2008. Mr. Courtois currently serves as the President of Microsoft International and previously served as the Chief Executive Officer and President of Microsoft EMEA. Mr. Courtois has also served as Co-Chairman of the World Economic Forum’s Global Digital Divide Initiative Task Force and on the European Commission Information and Communication Technology Task Force. His current business address is 39 Quai du Président Roosevelt, 92130 Issy-les-Moulineaux, France.	France

Shriti Vadera	53	Shriti Vadera has served as a Non-Executive Director of AstraZeneca PLC since January 2011. Ms. Vadera currently serves as the Chairman of Santander UK plc. In addition, she has previously served as a Non-Executive Director of BHP Billiton. Her current business address is 2 Triton Square, Regent’s Place, London NW1 3AN, United Kingdom.	United Kingdom

Marcus Wallenberg	59	Marcus Wallenberg has served as a Non-Executive Director of AstraZeneca PLC since April 1999. He currently serves as Chairman of the Board of Directors of Skandinaviska Enskilda Banken. He is a member of the boards of Investor AB, Temasek Holdings Limited, and the Knut and Alice Wallenberg Foundation. Mr. Wallenberg’s current business address is S-106 40, Stockholm, Sweden.	Sweden

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
		Executive Officers
Pascal Soriot	56	Pascal Soriot has served as Chief Executive Officer of AstraZeneca PLC since October 2012. See additional information provided above.	Sweden

Marc Dunoyer	63	Marc Dunoyer has served as Chief Financial Officer of AstraZeneca PLC since November 2013. See additional information provided above.	France

Adrian Kemp	48	Adrian Kemp currently serves as the Company Secretary of AstraZeneca PLC, a position he has held for the past five years.	United Kingdom

Pam Cheng	44	Pam Cheng serves as the Executive Vice-President, Operations and Information Technology, for AstraZeneca PLC. Prior to joining AstraZeneca PLC, Ms. Cheng served as the President of MSD China until June 2015. Ms Cheng has spent 14 years in Global Manufacturing and Supply Chain roles at Merck/MSD. She was the Head of Global Supply Chain Management & Logistics for Merck from 2006 to 2011 and led the transformation of Merck supply chains across the global supply network. Prior to joining Merck, Ms. Cheng held various Engineering and Project Management positions at Universal Oil Products, Union Carbide Corporation and GAF Chemicals. Ms. Cheng holds Bachelor’s and Master’s degrees in Chemical Engineering from Stevens Institute of Technology in New Jersey and an MBA in Marketing from Pace University in New York. Her current business address is One MedImmune Way, Gaithersburg, Maryland 20878.	United States

Fiona Cicconi	49	Fiona Cicconi currently serves as the Executive Vice-President of Human Resources of AstraZeneca PLC. Prior to joining AstraZeneca PLC, Ms. Cicconi served as the Vice-President of Human Resources of Roche from August 2011 until August 2014 and as the Vice-President of Human Resources for Roche S.p.A from September 2006 until August 2011. Ms. Cicconi started her career at General Electric where she held various human resources roles within the Oil & Gas business. She also spent a number of years at Cisco before joining Roche.	Italy

Bahina Jallal	54	Bahina Jallal currently serves as the Executive Vice-President of MedImmune, a role she has held for the past five years. Prior to joining AstraZeneca, Ms. Jallal worked with Chiron Corporation where she served as Vice-President, Drug Assessment and Development. She received a Master’s degree in Biology from the Université de Paris VII and her doctorate in physiology from the Université Pierre et Marie Curie, Paris. She conducted her post-doctoral research at the Max-Planck Institute of Biochemistry in Martinsried, Germany. Ms. Jallal is a member of the American Association of Cancer Research, the American Association of Science, the Pharmacogenomics	United States

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

		Working Group and the Board of Directors of the Association of Women in Science. Ms. Jallal’s current business address is One MedImmune Way, Gaithersburg, Maryland 20878.

Mark Mallon	53	Mark Mallon currently serves as the Executive Vice-President, International, of AstraZeneca PLC, a position he has held for the past five years. Since joining AstraZeneca in 1994, Mr. Mallon has held multiple senior sales and marketing roles, including Regional Vice-President for Asia Pacific, President of AstraZeneca’s Chinese and Italian subsidiaries, Chief Operating Officer of AstraZeneca’s Japanese subsidiary and Vice-President of AstraZeneca’s US gastrointestinal and respiratory businesses. He has served as a member of the Board of Directors for Christiana Care, the largest hospital system in Delaware, and an Executive Committee Member for R&D-based Pharmaceutical Association Committee, the China industry association for innovative pharmaceutical companies. He holds a Degree in Chemical Engineering from the University of Pennsylvania and an MBA in Marketing and Finance from the Wharton School of Business, Pennsylvania.	United States

Jeffrey Pott	51	Jeffrey Pott currently serves as the General Counsel of AstraZeneca PLC, a position he has held for the past five years. He joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, Mr. Pott spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialized in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his Bachelor’s degree in Political Science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law. Mr. Pott’s current business address is 1800 Concord Pike, Wilmington, Delaware 19803.	United States

Katarina Ageborg	49	Katarina Ageborg currently serves as the Chief Compliance Officer of AstraZeneca PLC, a position she has held for the past five years. Since joining AstraZeneca in 1998, she has held various senior legal roles supporting Commercial and Regulatory and most recently led the Global IP function from 2008 to 2011. Before joining AstraZeneca, she established her own law firm in Sweden and worked as a lawyer practicing on civil and criminal cases. Ms. Ageborg holds a Master of Law from Uppsala University School of Law in Sweden. Ms. Ageborg’s current business address is Pepparedsleden 1, 431 83 Mölndal, Sweden.	Sweden

Sean Bohen	49	Sean Bohen currently serves as the Executive Vice-President, Global Medicines Development, and Chief Medical Officer of AstraZeneca PLC. Prior to joining AstraZeneca PLC,	United States

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

		Mr. Bohen served as a Senior Vice-President at Genentech until September 2015. Before joining Genentech, Mr. Bohen was a Clinical Instructor in Oncology at Stanford University School of Medicine, a research associate at the Howard Hughes Medical Institute and a postdoctoral fellow at the National Cancer Institute. He is a graduate of the University of Wisconsin and later earned his doctorate in Biochemistry and his medical degree at the University of California-San Francisco. Mr. Bohen’s current business address is One MedImmune Way, Gaithersburg, Maryland 20878.

Ruud Dobber	51	Ruud Dobber currently serves as Executive Vice-President, Europe, of AstraZeneca PLC, a position he has held for the past five years. He served as Interim Executive Vice-President, GPPS from December 2013 until May 2014. Mr. Dobber joined AstraZeneca in 1997 and has held various senior commercial roles, including Regional Vice-President of AstraZeneca’s European, Middle East and African division and Regional Vice-President for the Asia Pacific region. Since 2012, he has been an Executive Committee Member of the European Federation of Pharmaceutical Industries and Associations (“EFPIA”). In 2011, he was Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. Mr. Dobber began his career as a scientist, researching in the field of immunology and ageing. He holds a doctorate in immunology from Leiden University in the Netherlands.	United Kingdom

Paul Hudson	48	Paul Hudson currently serves as the President of AstraZeneca US and as the Executive Vice-President, North America, of AstraZeneca PLC. Mr. Hudson has held these positions for the past five years. He joined AstraZeneca in 2006 as Vice-President and Primary Care Director, UK and was later appointed President of AstraZeneca K. K. and President of AstraZeneca’s business in Spain. He has served as a Standing Board Member of the Japan Pharmaceuticals Manufacturers Association and EFPIA in Japan. Before joining AstraZeneca, Mr. Hudson worked for Schering-Plough, where he held senior global marketing roles. He received a degree in Economics from Manchester Metropolitan University and a DipM from the UK’s Chartered Institute of Marketing. His current business address is 1800 Concord Pike, Wilmington, Delaware 19803.	United Kingdom

Luke Miels	41	Luke Miehls currently serves as the Executive Vice-President, GPPS & Corporate Affairs, of AstraZeneca PLC. Mr. Miehls previously served as the Regional Head of the Asia Pacific Pharmaceuticals Division at Roche until May 2014. Mr. Miehls began his career in 1995 with AstraZeneca in Australia where he was a Sales Representative and Product Manager.	Australia

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

		He joined Aventis in 2000 as Marketing and Strategic Planning Manager in Australia before being appointed Country Manager for New Zealand in 2002 and subsequently Thailand the following year. He then transferred to the US to lead the Analytics and Commercial Effectiveness function of Aventis US. Following the Sanofi-Aventis merger, he led the US integration office in and was appointed Vice President of Sales for Diabetes at the conclusion of the merger.

Menelas Pangalos	48	Menelas Pangalos currently serves as the Executive Vice-President, IMED Biotech Unit, of AstraZeneca PLC, a position he has held for the past five years. He joined AstraZeneca from Pfizer, where he was Senior Vice-President and Chief Scientific Officer of Neuroscience Research. Previously, he held senior discovery and neuroscience roles at Wyeth and GSK. Mr. Pangalos serves on the Medical Research Council and the Innovation Board for the Association of the British Pharmaceutical Industry. He completed his undergraduate degree in biochemistry at the Imperial College of Science and Technology, London and earned a doctorate in neurochemistry from the University of London. He is a Visiting Professor of Neuroscience at King’s College, London.	United Kingdom

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Parent is 1800 Concord Pike, Wilmington, Delaware 19803.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
		Directors
Stephen F. Mohr	56	Stephen F. Mohr serves as a Director of Zeneca, Inc. He also currently serves as U.S. General Counsel to AstraZeneca Pharmaceuticals LP, a position he has held since July 2011. Prior to this, he was the Global Compliance Officer of AstraZeneca Pharmaceuticals LP from October 2006 until July 2011.	United States

John McKenna	52	John McKenna serves as a Director of Zeneca, Inc. He also currently serves as the U.S. Chief Financial Officer and Vice-President of Finance, North America, for AstraZeneca LP. Prior to joining AstraZeneca LP, Mr. McKenna served as the Chief Financial Officer of Ciba Vision Corp.	United States

David E. White	60	David E. White serves as a Director of Zeneca, Inc. He also currently serves as the Assistant Treasurer—North America for AstraZeneca Pharmaceuticals LP, a position he has held for the past five years.	United States
		Officers
Stephen F. Mohr	56	Stephen F. Mohr is the Chairman, President and Chief Executive Officer of Zeneca, Inc. See additional information provided above.	United States

John McKenna	52	John McKenna is the Vice-President of Zeneca, Inc. See additional information provided above.	United States

David E. White	60	David E. White is the Treasurer of Zeneca, Inc. See additional information provided above.	United States

Kathy Monday	55	Kathy Monday serves as an Officer of Zeneca, Inc. She also currently serves as the Regional Vice-President of Supply—Americas for AstraZeneca Pharmaceuticals LP, a position she has held for the past five years.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 1800 Concord Pike, Wilmington, Delaware 19803.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
		Directors
Stephen F. Mohr	56	Stephen F. Mohr serves as a Director of Zanzibar Acquisition Corp. He also currently serves as U.S. General Counsel to AstraZeneca Pharmaceuticals LP, a position he has held since July 2011. Prior to this, he was the Global Compliance Officer of AstraZeneca Pharmaceuticals LP from October 2006 until July 2011.	United States

John McKenna	52	John McKenna serves as a Director of Zanzibar Acquisition Corp. He also currently serves as the U.S. Chief Financial Officer and Vice-President of Finance, North America, for AstraZeneca LP. Prior to joining AstraZeneca LP, Mr. McKenna served as the Chief Financial Officer of Ciba Vision Corp.	United States

David E. White	60	David E. White serves as a Director of Zanzibar Acquisition Corp. He also currently serves as the Assistant Treasurer—North America for AstraZeneca Pharmaceuticals LP, a position he has held for the past five years.	United States
		Officers
Stephen F. Mohr	56	Stephen F. Mohr is the Chairman, President and Chief Executive Officer of Zanzibar Acquisition Corp. See additional information provided above.	United States

John McKenna	52	John McKenna is the Vice-President of Zanzibar Acquisition Corp. See additional information provided above.	United States

David E. White	60	David E. White is the Treasurer of Zanzibar Acquisition Corp. See additional information provided above.	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

CITIBANK, N.A.

By Mail: Citibank, N.A. P.O. Box 55025 Boston, MA 02205 Ref: ZS Pharma, Inc.	By Overnight Mail: Citibank, N.A. 30 Dan Road, Suite 55025 Canton, MA 02021 Ref: ZS Pharma, Inc.

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue New York, New York 10016

(212) 929-5500 (Call Collect) or Call Toll Free (800) 322-2885 Email:tenderoffer@mackenziepartners.com